MAXIMUS

11419 Sunset Hills Road

Reston VA 20190

July 29, 2010

United States Securities and Exchange Commission

Division of Corporate Finance — Mail Stop 3010

Washington DC 20549

Dear Ms. Monick,

In response to a telephone call from Howard Efron, we have been asked to provide further examples of analysts’ reports from fiscal year 2008, focusing on the unusual and infrequent events which occurred in that year and the charge of $2.2 million disclosed and recorded in the first quarter of that year.

In addition, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

There were no significant, unusual events during the first quarter of fiscal year 2008.

However, during the quarter, the Company did record a pre-tax charge of $2.2 million ($1.3 million after tax) reflecting the correction of an understatement of stock compensation expense in 2006 and 2007.  As previously noted in our letter of June 18, 2010, this item was mentioned in our earnings call and was the subject of questions at the time.

Following the call, reports were prepared by a number of analysts, including the following:

•                  CJS Securities, whose report is included in Appendix 1.  This report mentions the $2.2 million charge on page 1, “normalizing” EPS for the effect of the charge.  In addition, there is no evidence that CJS Securities considered the charge so significant that it affected their understanding of the Company’s results in any of the years between 2006 and 2008.

1

•                  Jefferies & Co (Appendix 2).  This report mentions the charge on page 1 and summarizes it (along with a temporary increase in tax rates) as “transitory”.  The charge is excluded in preparing a pro forma calculation of EPS.

•                  UBS and GARP Research & Securities published reports, but did not mention the charge.  The GARP report is included at Appendix 3.

The Company recorded some legal expenses in the second and third quarter and a gain on sale of a building in the third quarter.  However, the most significant unusual events occurred in the fourth quarter, where the Company recorded a $7.5 million pre-tax ($4.6 million after-tax) goodwill impairment charge and a $37.5 million pre-tax ($23.2 million after-tax) legal and settlement charge related to the settlement with Accenture over the Texas subcontract.

At the time of the Company’s initial earnings call on November 13, 2008, the details of the legal settlement were not known.  However, all analysts’ reports focused either on EBITDA (excluding the impairment charge) or “pro forma” results with the impairment charge reversed out.  We believe this is significant evidence that the analysts are focused on adjusted income.  For example, in Appendix 4 we have included the report of Stifel Nicolaus.  We note that:

•                  The report acknowledges the goodwill impairment charge on page 2;

•                  The report prepares an analysis of fourth quarter EBIT margin, which excludes goodwill impairment and legal expenses.

Following settlement of the Accenture matter, Stifel Nicolaus released a follow-up note on December 15 ,2008, included as Appendix 5.  This note focuses on the legal and settlement charge, in itself a reflection of the nature of this charge to the analyst community.  As well as analyses similar to those performed in the previous note, this report also includes a section called “FY08 EPS Restated From Prior Periods” which mentions pro forma EPS of $0.71 for the quarter and $2.83 for the fiscal year.  These pro forma numbers are consistent with those used by the Company in its press release of December 12, 2008 and include adjustments for legal and settlement expense, goodwill impairment and the sale of the building.

It remains our opinion that the error in stock compensation expense is immaterial to the Company both in the aggregate and within each year affected.  This is based upon the magnitude of the adjustment, the nature of the charge and the comprehensive disclosure of the correction by management in the Company’s Form 10-Q in the first quarter of 2008.  We feel that the review of the analyst reports in 2008 confirms this view as:

•                  The focus of the analysts appears to be on an earnings figure adjusted for unusual events, such as the legal and settlement charge or the goodwill impairment.  As a consequence, any adjustments must be viewed in the context of a net income based upon a larger earnings figure than that recorded under GAAP;

2

•                  Unlike the goodwill impairment or legal and settlement expense, which are greater in scale and significance to the Company, analysts did not place a significant amount of interest in the stock-compensation correction, with some analysts omitting mention of it entirely.

•                  We are not aware of any shareholder viewing the correction of the error as a materially misleading adjustment, notwithstanding the disclosure of the adjustment in the financial statements, earnings call and certain of the analyst reports.

Please do not hesitate to contact us if you need further information or clarification.

Sincerely

/s/ David N. Walker

David N. Walker
Chief Financial Officer

3

Appendix 1

CJS SECURITIES

50 MAIN ST
WHITE PLAINS
NY 10606

Telephone

(914) 287-7600

MAXIMUS	MARKET OUTPERFORM	FEBRUARY 7, 2008
(MMS-$39.91:NYSE)		P-TARGET:$49

COMPANY UPDATE

•                  GOOD START TO THE YEAR,  EPS EX-CHARGE $0.07 BETTER THAN EXPECTED

•                  STRONG MARGINS IN OPERATIONS SEG. MORE THAN OFFSET WEAK SYSTEMS

•                  ECONOMIC DOWNTURN NOT EXPECTED TO IMPACT CO. AS EVIDENCED BY GROWING BACKLOG

•                 EPS GUIDANCE RAISED TO ACCOUNT FOR BUYBACK ACCRETION

•                 RAISING FY09 ESTIMATES, REITERATE  MKT. OUTPERFORM RATING

The core operations business continues to drive solid results at MAXIMUS making up for poor results in its systems segment. Overall top line sales of 202mm were 1mm shy of our model for FQ1 08 but again can be attributed to the troubled systems unit which was over 2mm below our estimate.  Operating margins were 90bps better than expected as the operations unit delivered nearly 300bps higher profitability. Consulting was 80bps above our model and Systems showed a loss of $3mm vs our just above break even expectation. The company has struggled to turn this unit around as it appears software development costs have been mounting and a couple of contracts may be operating at a loss. While MMS tries to rework these contracts this segment remains a drag on earnings, masking the strong performance of its core health and human services business and it now appears that systems will not be profitable this year. Despite this the other businesses are more than making up for this shortfall and we are maintaining our prior estimates for the year.

Excluding a $2.2mm charge for the forfeiture of options EPS would have been approximately $0.07 better than our estimate. Cash flow from operations was strong at $20.8mm and FCF was $16.7mm.  The company has done an excellent job focusing on reducing DSOs, which were 77 days in the quarter within the targeted 75-85 day range. Guidance for FY08 CFFO remains at $50-60mm with FCF expected to be $30-40mm. Overall guidance for sales remains unchanged at $850mm to $880mm but EPS guidance is now higher at $2.60 to $2.85 (was $2.40 to $2.65

		Financial Metrics		GAAP Earnings Per Share
Current Price	$35.82	Cash $(MM)	$62	FY (Sep)	2008e	was	2009e	was
52 Week Range	$26.65 - $48.33	Total Debt $(MM)	$0	Q1 Dec	$0.51 a	$0.50
Shares Out FD (MM)	19.0	Net Debt/Cap	0%	Q2 Mar	$0.62
Float (MM)	19	Return on Equity	-2%	Q3 Jun	$0.78
Average Daily Vol.	405 K	Est. 3-5 yr Rev growth	10-15%	Q4 Sep	$0.85
Market Cap ($MM)	$681	Est. 3-5 yr EPS growth	13-17%	Year	$2.75		$3.30	$3.15
Enterprise Value ($MM)	$618	Dividend Yield	1%	P/E	13.0X		10.9X
Mgmt/Director Ownership	1.6%	Book Value per Share	$18.49	EV/ EBITDA	27.7 X		5.5X

Charles Strauzer	cstrauzer@cjs-securities.com
PLEASE REFER TO THE LAST PAGE OF THIS REPORT FOR IMPORTANT DISCLOSURES, ANALYST CERTIFICATION AND PRICE CHART.

but excluded the buyback) given the previously announced $150mm accelerated share repurchase and will likely net more shares given the lower share price.

Backlog continues to grow even though there are some investors who may have the perception that a tough economic climate will impact MMS.  The total pipeline now stands at $1.5bln vs. 1.3bln in FY07. There are several reasons we believe MMS can weather a challenging economic environment;

•                  60% of its business are BPO type services which are typically driven and funded by the federal government,

•                  States tend to outsource more in tougher budgetary environments to try and save money,

•                  Focus of services on cost reductions and efficiencies, which is appealing to its customer base during tougher times,

•                  Privatization services typically are attractive during tighter fiscal cycles because MMS can do the same job as government more efficiently and often with less expense.

•                  Lastly case loads usually increase in more difficult times, as there are more people in need of help increasing the need for the work performed by MMS.

We are maintaining our FY 08 estimates but raising our FY 09 EPS for continued progress in growing its core operations margins. Our $49 valuation is based on 8X our FY08E EBITDA (below takeout multiples and inline with comparable public company valuations).      If MMS can rid themselves of unprofitable businesses it would help further expand margins and could use cash proceeds received to further enhance value. Accordingly, we reiterate our market outperform rating.

MAXIMUS

Actual vs. Estimates for Q1 12/07e (in MMs except EPS)

	Year Ago Actual		Current Quarter Actual			Current Q Estimate		Better/
	Q1 12/06	% Revs	Q1 12/07	% Revs	Y/Y	Q1 12/07e	% Revs	(Worse)
Segment Revenues
Consulting	24.7	15.3%	22.2	11.0%	-10.1%	22.2	10.9%	-0.2%
Systems	34.5	21.4%	34.0	16.8%	-1.6%	36.3	17.8%	-6.3%
Operations	101.9	63.3%	145.8	72.2%	43.0%	144.8	71.2%	0.7%
Total Revenue	161.1	100.0%	202.0	100.0%	25.3%	203.2	100.0%	-0.6%

Income from Operations
Consulting	2.8	11.4%	1.2	5.2%	-59.1%	1.0	4.4%	16.8%
Systems	(1.6)	-4.6%	(3.1)	-9.2%	96.7%	0.6	1.5%	-661.9%
Operations	(16.0)	-15.7%	18.7	12.8%	-216.8%	12.8	8.9%	46.0%
Consolidating Adjustments	0.5		(0.2)		-151.0%	0.5		-146.0%
Total Income from Operations	(14.4)	-8.9%	16.5	8.2%	-214.9%	14.9	7.3%	11.0%

Gross Profit	20.3	12.6%	52.8	26.1%	160.2%	51.5	25.3%	2.5%
Selling, General & Administrative	(34.7)	-21.5%	(36.3)	-18.0%	4.6%	(36.6)	-18.0%	0.9%
EBIT	(17.4)	-10.8%	16.5	8.2%	NM	14.9	7.3%	11.0%

Interest Income	1.6	1.0%	1.5	0.7%	-6.9%	0.3	0.1%	400.3%
Pretax Income	(15.8)	-9.8%	18.0	8.9%	NM	15.2	7.5%	18.7%
Taxes	5.8	3.6%	(7.4)	-3.7%	NM	(5.9)	-2.9%	-20.1%
Tax Rate	36.9%	NA	41.1%	NA	4.2%	39.0%	NA	-2.1%
Net Income	$(9.9)	-6.2%	$10.6	5.3%	NM	$9.3	4.6%	14.5%

EPS (Fully Diluted)	$(0.48)	NA	$0.51	NA	-205.9%	$0.50	NA
EPS (Fully Diluted) Ex Items			$0.57			$0.50
Fully Diluted Shares	21.6	NA	20.9	NA	-3.4%	18.7	NA	-10.3%

EBITDA	(10.9)	-6.7%	22.7	11.2%	-308.5%	21.5	10.6%	5.5%
Depreciation & Amortization	5.1	3.1%	5.1	2.5%	0.0%	5.5	2.7%	8.8%

Source: CJS Securities Estimates, Company Documents

MAXIMUS, Inc. (MMS)

Income Statement

All Figures $MM, except per share

	FY 2004a	FY 2005a	FY 2006e	Q1 12/06	Q2 3/07	Q3 6/07	Q4 9/07	FY 2007e	Q1 12/07	Q2 3/08e	Q3 6/08e	Q4 9/08e	FY 2008e	FY 2009e
Revenue	603.8	647.5	700.9	161.1	179.1	196.6	201.9	738.6	202.0	210.0	226.0	230.1	868.0	950.9
% growth year-to-year	8.1%	7.2%	8.2%	-1.0%	-0.4%	5.3%	17.5%	5.4%	25.3%	17.3%	15.0%	14.0%	17.5%	9.5%
Cost of Revenue	(427.7)	(467.6)	(547.4)	(140.9)	(136.2)	(138.1)	(146.4)	(561.6)	(149.2)	(153.3)	(160.8)	(161.8)	(625.1)	(675.5)
% of Revenue	70.8%	72.2%	78.1%	87.4%	76.1%	70.3%	72.5%	76.0%	73.9%	73.0%	71.2%	70.3%	72.0%	71.0%
% growth year-to-year	9.2%	9.3%	17.1%	19.4%	1.3%	-13.0%	7.5%	2.6%	5.9%	12.6%	16.4%	10.6%	11.3%	8.0%
Gross Profit	176.0	180.0	136.3	20.3	42.9	58.4	55.5	177.1	52.8	56.7	65.2	68.3	242.9	275.4
Gross Margin	29.2%	27.8%	19.5%	12.6%	23.9%	29.7%	27.5%	24.0%	26.1%	27.0%	28.8%	29.7%	28.0%	29.0%
% growth year-to-year	7.0%	2.2%	-24.2%	-54.7%	-5.4%	449.1%	55.8%	29.9%	160.2%	32.2%	11.5%	23.0%	37.2%	13.4%
Selling, General & Administrative	(113.0)	(116.7)	(129.7)	(34.7)	(34.5)	(35.4)	(31.1)	(135.6)	(36.3)	(37.8)	(40.7)	(41.4)	(156.1)	(171.2)
% of Revenue	18.7%	18.0%	18.5%	21.5%	19.2%	18.0%	18.0%	18.4%	18.0%	18.0%	18.0%	18.0%	18.0%	18.0%
% Growth Year-to-Year	5.2%	3.3%	11.1%	9.8%	11.5%	9.5%	-10.9%	4.6%	4.6%	9.7%	15.1%	33.1%	15.2%	9.6%
Write off of deferred contract costs			(17.1)	(28.0)	(6.5)		0.2		(2.2)
Legal Expense	0.0	(7.0)	(9.4)	(3.0)	(6.1)	(33.0)	(2.5)	(44.6)					0.0	0.0
Operating Profit	63.0	56.3	(2.8)	(17.4)	2.3	(9.9)	21.8	(3.1)	16.5	18.9	24.5	26.8	86.7	104.3
% of Revenue	10.4%	8.7%	-0.4%	-10.8%	1.3%	-5.1%	10.8%	-0.4%	8.2%	9.0%	10.8%	11.7%	10.0%	11.0%
% Growth Year-to-Year	10.5%	-10.7%	-105.0%	-237.0%	-83.1%	-67.8%	1281.0%	11.0%	-195.0%	714.6%	-346.6%	22.8%	-2865.9%	20.2%
Net Interest Income & Other	1.0	3.3	6.9	1.6	1.6	0.9	2.1	6.3	1.5	0.4	0.3	0.3	2.5	1.8
Pretax Income	64.1	59.6	4.0	(15.8)	3.9	(9.0)	24.0	3.1	18.0	19.3	24.8	27.1	89.2	106.1
% of Revenue	10.6%	9.2%	0.6%	-9.8%	2.2%	-4.6%	11.9%	0.4%	8.9%	9.2%	11.0%	11.8%	10.3%	11.2%
% Growth Year-to-Year	9.7%	-7.0%	-93.2%	-207.1%	-73.2%	-68.4%	633.9%	-22.7%	-214.3%	390.4%	-374.5%	13.2%	2761.2%	18.9%
Taxes	(25.3)	(23.6)	(1.6)	5.8	(1.6)	(5.4)	(10.3)	(11.4)	(7.4)	(7.6)	(9.7)	(10.6)	(35.3)	(41.4)
Tax Rate	39.5%	39.5%	39.0%	36.9%	40.0%	-59.4%	42.8%	364.7%	41.1%	39.4%	39.0%	39.0%	39.5%	39.0%
Net Income	38.8	36.1	2.5	(9.9)	2.4	(14.4)	13.7	(8.3)	10.6	11.7	15.1	16.6	54.0	64.7
% of Revenue	6.4%	5.6%	0.4%	-6.2%	1.3%	-7.3%	6.8%	-1.1%	5.3%	5.6%	6.7%	7.2%	6.2%	6.8%
% Growth Year-to-Year	9.7%	-7.0%	-93.2%	-211.7%	-73.4%	-16.9%	588.3%	-435.6%	-206.6%	395.1%	-205.1%	20.7%	-753.8%	19.9%
Net Earnings per Share fd	$1.76	$1.67	$0.11	$(0.48)	$0.11	$(0.65)	$0.63	$(0.38)	$0.51	$0.62	$0.78	$0.85	$2.75	$3.30
% Growth Year-to-Year	6.3%	-5.4%	-93.2%	-218.1%	-73.5%	-18.8%	589.3%	-435.0%	-205.9%	472.6%	-219.8%	36.0%	-827.7%	20.1%

Net (Charges)/Income	0.0	(4.2)	(23.8)	(17.3)	(7.6)	(28.6)	(1.2)	(54.7)	(1.3)	0.0	0.0	0.0	(1.3)	0.0
Pro-Forma Net Income(ex one time items)	38.8	40.3	26.2	7.3	10.0	14.2	14.9	46.4	11.9	11.7	15.1	16.6	55.3	64.7
Pro-Forma EPS (ex one time items)	$1.76	$1.86	$1.20	$0.34	$0.45	$0.65	$0.68	$2.12	$0.57	$0.62	$0.78	$0.85	$2.82	$3.30
% Growth Year-to-Year	6.3%	5.7%	-35.4%	-19.2%	6.9%	-1044.8%	62.2%	76.6%	68.4%	35.4%	21.2%	25.4%	32.6%	17.2%
FAS 123R Options expense pre-tax**	0.0	0.0	5.8	1.5	1.5	0.8	0.8	4.5	1.1	1.1	1.1	1.1	4.4	4.4

FD EPS before options exp.	$1.76	$1.86	$1.36	$0.38	$0.49	$0.70	$0.70	$1.58	$0.60	$0.65	$0.82	$0.89	$2.95	$3.44
% Growth Year-to-Year	6.3%	5.7%	-26.7%	-17.4%	6.2%	-2656.0%	52.5%	15.7%	58.6%	31.7%	16.2%	26.6%	87.0%	16.5%
Weighted Avg. S/O (mil)-fd	22.0	21.7	21.8	21.6	22.0	22.0	21.9	21.9	20.9	19.0	19.3	19.4	19.6	19.6

EBITDA	76.2	71.4	20.6	(10.9)	8.7	29.3	30.7	22.3	22.7	25.5	31.1	33.4	112.7	128.7
% of Revenue	12.6%	11.0%	2.9%	-6.7%	4.9%	14.9%	15.2%	3.0%	11.2%	12.1%	13.8%	14.5%	13.0%	13.5%
% Growth Year-to-Year	11.6%	-6.3%	-71.1%	-159.5%	-54.8%	-216.4%	274.6%	8.3%	-308.5%	191.7%	6.1%	9.0%	404.6%	14.2%
Depreciation & Amortization	13.2	15.1	17.6	5.1	5.0	5.4	5.5	21.0	5.1	5.5	5.5	5.5	21.6	20.0
% of Revenue	2.2%	2.3%	2.5%	3.1%	2.8%	2.8%	2.7%	2.8%	2.5%	2.6%	2.4%	2.4%	2.5%	2.1%
% Growth Year-to-Year	17.1%	15.2%	16.5%	21.9%	19.2%	30.2%	6.9%	18.8%	0.0%	10.6%	1.3%	-0.3%	2.8%	-7.2%

Source: Company Reports and CJS Securities Estimates

Notes:

(1) Pro-forma to include FAS 123 R option expense for years FY 05 and beyond

COMPANY : MAXIMUS INC

CURRENCY : USD

HISTORY OF RECOMMENDATION AND PRICE TARGET CHANGES

DATE	CLOSING PRICE	RECOMMENDATION CHANGE	PRICE TARGET
16-Nov-2007	39.92		49.00
10-May-2007	39.93		46.00
12-Feb-2007	29.34		38.00
22-Dec-2006	29.77		31.00
07-Aug-2006	27.85		34.00
29-Jun-2006	23.79		30.00
29-Jun-2006	23.79	MARKET OUTPERFORM
23-Nov-2005	37.00		44.00
19-Sep-2005	37.43	MARKET PERFORM
01-Jul-2005	36.00		41.00

Source: Firstcall & CJS Sec.

Charles Strauzer    cstrauzer@cjs -securities.com

IMPORTANT DISCLOSURES

Valuation Methodology: 8X 2008E EV/EBITDA

Investment Risks: TX contract resolution and potential liability claims, State budget cuts/reductions, management execution, competition, general macro economic factors, timing of contracts, inability to reduce costs in underperforming units, cost over-runs in fixed price contracts, penalties for non-performance, acquisitions.

CJS Securities, Inc. Equity Research rating system

Market Outperform (MO): a stock that should perform at least 15% better than the Russell 2000 index over the next 6-18 months Market Perform (MP): a stock that should perform in line with or slightly better than the Russell 2000 index

Market Under-Perform (MU): a stock expected to under-perform the Russell 2000 index

We will continue to have some stocks on a Monitor List, where we are indicating to clients not to expect a similar level of research coverage as companies on our active coverage list. Hence, we do not have investment opinions, nor do we intend to publish estimates, on Monitor list names.

As of 1/2/08, CJS Securities provides active research on 66 companies, of which 42 (64%) are rated MO(buy) and 24 (36%) are rated MP(hold) and 0 (0%) are rated MU(sell), we also have two additional companies on our Monitor List (no rating, estimates or price target).

The information and statistics in this report have been obtained from sources we believe are reliable but we do not warrant their accuracy or completeness. Prices and opinions concerning the composition of market sectors included in this report reflect the judgments as of this date and are subject to change without notice. This material is for your information only and does not constitute an offer to buy or sell, or the solicitation of any offer to buy or sell any securities. CJS Securities Inc., its affiliates, directors, officers, stockholders, employees (or members of their families), and accounts with respect to which the forgoing have investment discretion, may have long or short positions in, and may, as principal or agent, buy or sell the securities mentioned herein. Occasionally, CJS Securities, Inc. may receive sales credits or fees, directly or indirectly, when an individual company under research coverage or a related peer company does an underwritten offering.  CJS intends to seek commission related non-investment banking services over the next 3 months. Accordingly, the firm may have a conflict of interest that could effect the objectivity of this report.

ANALYST CERTIFICATION

The Research Analyst(s) who prepared the document / email hereby certify that the views expressed in this document / email

Appendix 2

Jefferies & Company, Inc.

February 7, 2008

Technology IT Services

United States of America

MAXIMUS (NYSE: MMS)

Quarter Offers Proof Point of Improved Health

Company Update Estimate Change

Rating:	BUY
Price:	$35.82
Price Target:	$55.00
Bloomberg:	NYSE: MMS

Market Data

52-Week Range:	$48.33-$26.65
Total Entprs. Value (MM):	$689.9
Market Cap. (MM):	$750.7
Insider Ownership:	1.7%
Institutional Ownership:	97.0%
Shares Out. (MM):	20.9
Float (MM):	18.2
Avg. Daily Vol.:	190,017

Financial Summary

Book Value (MM):	$273.0
Book Value/Share:	$13.07
Net Debt (MM):	$(60.8)
Net Debt/Capital:	0.0%
ROE:	15.3%
3-5 Yr. Est. EPS Growth Rate:	15.0%
ROIC:	16.5%
Lg-Trm Debt to Eqty:	0.0%

ROE: Estimate for FYE 2008

ROIC: Estimate for FYE 2008

USD	2005A	2006A	2007A	2008E
Rev. (MM)	—	700.9	738.6	877.7
Prev.	—	—	—	865.0
EV/Rev.	NM	1.0x	0.9x	0.8x
EPS
Cal.	1.66	(0.79)	0.59	3.00
Prev. Cal.	—	—	—	2.88
Cal. P/E	21.6x	NM	60.7x	11.9x
EPS Diluted
EPS
Dec	—	0.41	(0.48)	—
Mar	—	0.41	0.11	—
Jun	—	(0.81)	(0.65)	—
Sep	—	0.09	0.63	—
FY Sep	—	0.11	(0.37)	2.81
Prev. FY	—	—	(0.38)	2.80
FY P/E	NM	NM	NM	12.7x
GAAP EPS.
Consensus	—	0.11	(0.38)	2.73

Investment Summary

MMS should outperform the market in C08 due to accelerating top-line growth to the upper teens, an expanding operating margin likely in the double digits, and lowered operating risks due to improved control systems. We remain bullish and highlight the healthy quarter was actually even stronger than the results imply.

Event

Maximus reported revenue and EPS of $202 million and $0.51. Revenue was ahead of consensus based on healthy growth in the Operations segment. EPS met consensus expectations, though was negatively impacted by a $2.2 million non-cash charge and temporarily higher tax rate that veiled the upside in operating results.

Key Points

•             Raising our fiscal 2008 estimates to reflect new guidance. Our fiscal year 2008 revenue and EPS estimates move to $877.7 million and $2.81 from $865 million and $2.80. Management reiterated revenue guidance of $850–880 million, though made an upward revision to EPS guidance to $2.60–2.85 from $2.35–2.65 to reflect accretion from the accelerated share repurchase program. Supporting the increased guidance is $324 million of new awards during the quarter, representing a book-to-bill of 1.6x. New awards, including multi-hundred million dollar contracts in California and Texas, and a healthy sales pipeline lend confidence to our raise.

•             Strong quarter obscured by transitory events. Maximus reported a 25% increase in revenue and the operating margin improved from negative 8.9% a year-ago to 9.3%, after excluding a $2.2 million non-cash charge related to a forfeiture calculation on previous years’ stock-based compensation. Results were fueled by strong performance in the Operations segment (72% of revenue), which grew its top-line by a normalized 24% and swung to a 13% operating margin compared to a loss in the same quarter the previous year. The normalized growth within Operations excludes a negative $15.7 million revenue impact from the termination of the Ontario contract and reduction of the Texas contract last year.  Excluding this impact from overall results reduces top line growth by about 10%. On the other hand, the company reported a $2.2 million non-cash charge related to prior years’ stock-based compensation and a more than 100 bp temporary increase in the tax rate from a change in Canadian tax law. We note that the impact of these events combined to impact EPS by approximately $0.07, exceeding our estimate by 8 cents.

Valuation/Risks

At 12x our raised C08 EPS estimate, MMS is trading at nearly a 30% discount to its 10-year median forward P/E of 18x. Key risks include the impact of discretionary spending cuts in a softening economy and execution on improving the performance of the Systems segment. Please refer to the attached DCF to understand the operating assumptions supporting our $55 one-year price target.

Matthew G. McKay, CFA

(617) 342-7909, mmckay@Jefferies.com

Please see important disclosure information on pages 7 - 9 of this report.

A softening economy will potentially have a mixed impact on Maximus. Despite definitive undercurrents of concern regarding a recession, the National Association of State Budget Officers is still projecting fiscal year 2008 spending growth near 5% overall. Furthermore, approximately 65–70% of the company’s revenue currently comes from state run but federally mandated and largely federally funded programs that are relatively insulated from changes in the level of tax receipts at the state level. In past economic downturns, the company was more leveraged to the economic cycle given that the Consulting and Systems segments represented 40% of revenue, compared to approximately 28% today. The current mix is heavily weighted to services outsourcing from the Operations segment and the nature of the work being done on the Systems and Consulting side carries a stickier revenue stream than before. That said, discretionary spending cuts at the state level remain a risk, more so in fiscal 2009, though it likely does not have a material impact on Maximus’ core book of business.

Maximus repurchased $150 million of stock during the quarter, retiring approximately 3.8 million shares at a share price of $39.91. The company used UBS as its broker. While the interests of confidentiality precluded full disclosure of details, management was able to confirm that the bank is continuing to purchase shares and has not completely covered its position to date. Contractual obligations call for UBS to complete its transactions by August 15, 2008. Given an outlook for improving stock performance in FY08, we are keeping a keen eye on the impact on cash flow from UBS potentially having to purchase shares at a higher VWAP and subsequently requiring Maximus to make a cash outlay for the difference. That said, the stock has underperformed recently and therefore UBS may be able to purchase shares below the initial price, resulting in excess cash with which management can choose to repurchase additional shares. The share repurchase has been accretive to EPS and has not been detrimental to Maximus’ ability to meet future liquidity requirements and investment opportunities. Furthermore, Maximus continues to be significantly cash generative and management has also arranged a $50 million credit facility that carries the potential to increase to $75 million.

Revenue for fiscal 1Q was $202 million, a 25% increase y/y. Revenue growth was primarily driven by the Operations segment, which increased 43% y/y. Operating income was $16.5 million, representing an 8.2% operating margin that met expectations. Operating margins showed substantial improvement y/y though declined sequentially due to some 4Q seasonality in the Operations segment, investments made in the Consulting segment, and losses related to legacy contracts and product build-outs in the Systems segment. Management still expects total company operating margins of approximately 10% for the fiscal year. Net income for the quarter was $10.6 million or $0.51 per diluted share. Backing out a temporary increase in the overall tax rate and a $2.2 million non-cash charge related to stock based compensation from previous years, we estimate that EPS could have been $0.07 higher. Cash flow from operations for the quarter was $20.8 million, with free cash flow of $16.7 million. Management expects full fiscal year cash flow from operations of $50–60 million and free cash flow of $30–40 million.

Operations segment revenue for the quarter increased 43% y/y to $145.8 million. The segment accounted for 72% of total company revenue for the quarter. Gross margin for the segment was 24.2% . Operating margin was 12.8%, compared to an operating loss during the same quarter last year. The segment growth and improved profitability was largely due to increased activity in health and workforce services and execution of a project portfolio optimization. Management indicated that operating margins for the segment should be sustainable in the 12% to 15% range for the remainder of fiscal 2008.

Consulting segment revenue for the quarter was $22.2 million or approximately 11% of total company revenue. Gross margin for the segment was 38.3%. Operating margin was 5.2%, a 300 bp improvement y/y. The improved performance reflects the company’s transition away from the contingent fee federal healthcare claim market and entry into new markets. Performance was tempered somewhat by required investments in state Medicaid fraud prevention services.

Systems segment revenue for the quarter was $34 million or approximately 17% of total company revenue. Gross margin for the segment was 26.3%. The segment reported an operating loss of $3.1 million. Results were negatively impacted by losses related to legacy project issues and losses related to the product build-out of some web-based applications. Management indicated that the same optimization process successfully used to turnaround performance in the Operations segment is now being applied to the Systems segment. However, management also indicated that it will likely be 9–12 months before the segment will turn profitable. During that time period, management also intends to evaluate strategic alternatives for the aspects of the segment that were the root of the underperformance.

2

Company Description

MAXIMUS was incorporated in 1975, has been publicly traded since 1997, and is based in Reston, Virginia. The company offers services primarily to state and local governments, as well as the federal government. In fiscal 3Q04 management reorganized the company into three business segments: health services, human services, and technical services. The main drivers of the business are program management and outsourcing of health and human services that are federally mandated and funded. In addition, the company is positioned to take advantage of legislative actions encouraging state and local spending on modernization of voting technology, improving port security, and offering improved educational services. MAXIMUS is a member of the Russell 2000 and S&P 600 SmallCap index.

3

Maximus, Inc.

2006-2009E Profit and Loss Model

($ in millions, except per share)		F2007A					F2008E
(FY End September)	F2006A	Q1A	Q2A	Q3A	Q4A	F2007A	Q1A	Q2E	Q3E	Q4E	F2008E	F2009E	C2006A	C2007A	C2008E
Income Statement Data
Revenue	700.9	161.1	179.1	196.6	201.9	738.6	202.0	208.6	231.0	236.2	877.7	991.8	699.3	779.5	904.0
Cost of revenue	547.5	140.9	136.2	138.1	146.4	561.6	149.2	154.8	167.4	171.5	642.9	722.8	570.4	569.9	658.0
Gross Income	153.4	20.3	42.9	58.4	55.5	177.1	52.8	53.8	63.5	64.7	234.8	269.1	128.9	209.6	246.0
Selling, general & administrative	129.7	34.7	34.5	35.4	31.1	135.6	34.1	35.5	37.0	37.8	144.3	169.6	132.8	135.0	153.1
Amortization of intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	26.5	3.0	6.1	33.0	2.5	44.6	2.2	0.0	0.0	0.0	2.2	0.0	29.0	43.8	0.0
Total operating expenses	703.7	178.5	176.8	206.5	180.0	741.8	185.4	190.3	204.4	209.3	789.4	892.3	732.2	748.7	811.1
Op Inc - Exc Options & One-time	23.7	(14.4)	8.4	23.1	24.4	41.5	18.7	18.4	26.6	26.9	90.6	99.5	(3.9)	74.6	92.8
Interest income, net	6.9	0.5	1.6	1.1	2.6	5.8	1.5	0.4	0.5	0.5	2.9	2.5	5.3	6.8	1.9
Other, net	0.0	0.7	0.0	(0.2)	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.7	(0.2)	0.0
Pretax income - Operating	30.5	(13.2)	10.0	24.0	27.0	47.8	20.2	18.8	27.0	27.4	93.4	102.0	2.1	81.2	94.7
Taxes - Operating	11.9	(4.7)	4.0	9.5	11.3	20.1	8.3	7.4	10.7	10.8	37.2	40.3	1.3	33.1	37.4
Cumulative effect accounting change	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
N.I. - Exc. One-time, Options & Div	18.6	(8.5)	6.0	14.5	15.6	27.7	11.9	11.3	16.3	16.6	56.2	61.7	0.8	48.1	57.3
Diluted EPS - Operating	$0.85	$(0.39)	$0.27	$0.65	$0.69	$1.26	$0.57	$0.60	$0.86	$0.87	$2.88	$3.20	$0.03	$2.19	$3.00
Diluted EPS - Reported	$0.11	$(0.48)	$0.11	$(0.65)	$0.63	$(0.37)	$0.51	$0.60	$0.86	$0.87	$2.81	$3.20	$(0.79)	$0.59	$3.00
Diluted Shares Outstanding	21.8	21.6	22.0	22.0	22.6	22.0	20.9	19.0	19.1	19.2	19.5	19.3	21.5	21.8	19.1
Growth
Revenue	8.2%	(1.0)%	(0.4)%	5.3%	17.5%	5.4%	25.3%	16.5%	17.5%	17.0%	18.8%	13.0%	6.3%	11.5%	16.0%
Operating income	(62.6)%	N/A	(41.7)%	N/A	3521.4%	75.3%	N/A	117.9%	15.1%	10.5%	118.2%	9.9%	N/A	N/A	24.5%
Net income	(53.7)%	N/A	(35.3)%	N/A	986.8%	48.7%	N/A	88.3%	12.6%	6.1%	103.0%	9.8%	(98.0)%	5782.5%	19.3%
EPS - Operating	(54.0)%	N/A	(35.6)%	N/A	911.9%	47.3%	N/A	118.3%	31.2%	25.0%	129.2%	11.1%	(98.2)%	6448.1%	37.0%
Margin Analysis
Cost of revenue	78.1%	87.4%	76.1%	70.3%	72.5%	76.0%	73.9%	74.2%	72.5%	72.6%	73.2%	73.1%	81.6%	73.1%	72.8%
Gross income	21.9%	12.6%	23.9%	29.7%	27.5%	24.0%	26.1%	25.8%	27.5%	27.4%	26.8%	27.1%	18.4%	26.9%	27.2%
S,G&A	18.5%	21.5%	19.2%	18.0%	15.4%	18.4%	16.9%	17.0%	16.0%	16.0%	16.4%	17.1%	19.0%	17.3%	16.9%
Amortization	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating Income	3.4%	(8.9)%	4.7%	11.7%	12.1%	5.6%	9.3%	8.8%	11.5%	11.4%	10.3%	10.0%	(0.6)%	9.6%	10.3%
Pretax Income	4.4%	-8.2%	5.6%	12.2%	13.4%	6.5%	10.0%	9.0%	11.7%	11.6%	10.6%	10.3%	0.3%	10.4%	10.5%
Tax rate	39.0%	35.9%	40.0%	-59.4%	42.0%	364.7%	41.1%	39.5%	39.5%	39.5%	39.8%	39.5%	61.1%	40.8%	39.5%
Net Income	2.7%	(5.3)%	3.4%	7.4%	7.7%	3.7%	5.9%	5.4%	7.1%	7.0%	6.4%	6.2%	0.1%	6.2%	6.3%

Source: Company reports and Jefferies & Company estimates

Note: Operating EPS excludes one-time gains and charges.

4

Maximus, Inc.

2006-2009E Balance Sheet and Cash Flow Model

($ in millions, except per share)			F2008E
(FY End September)	2006A	2007A	Q1A	Q2E	Q3E	Q4E	2008E	2009E	C2006A	C2007A	C2008E
Balance Sheet Summary
Cash and Cash Equivalents	$158.4	$197.0	$62.7	$51.7	$59.4	$70.9	$70.9	$104.7	$164.1	$62.7	$96.7
Receivables	201.1	175.2	169.0	203.3	222.2	218.7	218.7	250.1	166.9	169.0	191.0
Other	24.2	26.6	19.0	21.3	19.4	22.0	22.0	23.4	30.2	19.0	20.0
Total Current Assets	383.7	398.7	250.6	276.3	301.0	311.6	311.6	378.2	361.2	250.6	307.6
Property, Equipment & Software, Net	67.4	65.4	64.9	64.6	64.1	63.9	63.9	65.6	64.6	64.9	64.6
Investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goodwill & Other Intangibles	92.4	89.7	89.3	89.3	89.3	89.3	89.3	89.3	90.9	89.3	89.3
Other	15.1	10.6	11.3	13.4	13.4	13.0	13.0	14.3	12.7	11.3	12.3
Total Assets	558.5	564.5	416.1	443.6	467.8	477.8	477.8	547.3	529.4	416.1	473.8
Accounts Payable	54.5	54.4	52.4	58.5	60.7	63.8	63.8	72.5	44.4	52.4	57.8
Accrued Expenses	24.4	29.4	25.8	28.1	32.8	34.5	34.5	38.9	22.2	25.8	29.1
Current Portion Long-term Debt	1.7	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.7	1.6	1.6
Deferred Revenue	54.4	38.5	37.5	48.3	52.8	45.1	45.1	51.0	48.3	37.5	42.3
Other	1.6	7.5	2.7	3.3	3.5	3.5	3.5	3.8	1.1	2.7	3.5
Total Current Liabilities	136.6	131.6	120.0	139.8	151.3	148.5	148.5	167.9	117.6	120.0	134.3
Long-term Debt	2.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	1.6	0.0	0.0
Other	14.9	23.1	23.5	23.5	23.5	23.5	23.5	23.5	13.7	23.5	23.5
Total Liabilities	153.6	155.1	143.5	163.3	174.9	172.0	172.0	191.4	133.0	143.5	157.8
Minorty Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Shareholders’ Equity	404.9	409.4	272.6	280.2	292.9	305.8	305.8	355.9	396.5	272.6	315.9
Total Liabilities and Owners Equity	$558.5	$564.5	$416.1	$443.6	$467.8	$477.8	$477.8	$547.3	$529.4	$416.1	$473.8
Balance Sheet Metrics
DSO	80	66	56	69	69	68	73	74	72	56	55
DSO (Unbilled)	25	21	22	20	19	17	18	18	23	22	21
DPO	36	35	32	34	33	34	36	37	29	32	32
ROE	0.6%	(2.0)%	0.6%	6.4%	15.3%	15.3%	15.3%	18.7%	(4.2)%	0.6%	19.5%
ROIC (incl GW)	(4.8)%	(3.4)%	5.9%	7.1%	16.9%	16.5%	16.5%	15.5%	(12.1)%	5.9%	16.2%
Debt/ Capital	0.9%	0.5%	0.6%	0.6%	0.6%	0.5%	0.5%	0.5%	0.8%	0.6%	0.5%
Debt/ TTM EBITDA	0.3x	0.1x	0.0x	0.0x	0.0x	0.0x	0.0x	0.0x	(0.2)x	0.0x	0.0x
Net Cash/ Share	$7.02	$8.84	$2.91	$2.62	$3.02	$3.60	$3.53	$5.33	$7.43	$2.91	$4.93
Book Value/Share	$18.56	$18.59	$13.07	$14.79	$15.37	$15.97	$15.68	$18.46	$18.36	$13.07	$16.45
Invested Capital (in GW)	355.8	358.4	353.9	365.8	352.1	376.2	376.2	424.2	354.6	353.9	375.8
Cash Flow Summary
Operating Sources	679.3	782.3	210.7	169.9	214.0	237.4	832.0	957.8	727.1	793.1	880.0
Operating Uses	689.8	748.9	194.0	175.9	201.4	221.1	792.4	904.3	731.6	748.4	826.4
Free Cash Flow	(10.4)	33.4	16.7	(6.1)	12.6	16.3	39.5	53.5	(4.5)	44.7	53.6
Acquisitions/ LT Investments	0.0	1.9	0.0	0.0	0.0	0.0	0.0	0.0	2.2	(0.3)	0.0
Non-operating Cash Flow	(9.1)	(4.3)	(24.9)	(4.9)	(4.9)	(4.9)	(39.5)	(19.6)	(12.3)	(4.0)	(19.5)
Reported CFO	15.7	51.2	20.8	(1.0)	17.7	21.5	59.1	77.2	18.3	64.4	74.9
NOPAT	(17.2)	(12.1)	15.2	12.2	17.2	17.5	62.2	65.6	(43.0)	20.7	61.0
EBITDA	14.8	17.8	21.6	23.8	32.2	32.3	109.8	121.6	(14.3)	51.7	114.4
Annual Growth
Operating Sources	8.4%	15.2%	5.4%	(6.5)%	4.8%	20.8%	6.3%	15.1%	15.4%	9.1%	11.0%
Operating Uses	19.6%	8.6%	(0.3)%	4.9%	16.6%	3.3%	5.8%	14.1%	24.8%	2.3%	10.4%
Free Cash Flow	N/A	N/A	209.1%	N/A	(60.1)%	N/A	18.5%	35.3%	N/A	N/A	20.0%
Reported CFO	(78.8)%	226.1%	172.6%	N/A	(48.3)%	N/A	15.4%	30.7%	(73.5)%	252.2%	16.4%
Cash Flow per Share Data
Free Cash Flow	$(0.48)	$1.51	$0.80	$(0.32)	$0.66	$0.85	$2.03	$2.77	$(0.23)	$2.09	$2.79
Reported CFO	$0.72	$2.32	$1.00	$(0.05)	$0.93	$1.12	$3.03	$4.00	$0.84	$2.99	$3.91
EBITDA	$0.68	$0.81	$1.03	$1.26	$1.69	$1.69	$5.63	$6.31	$(0.67)	$2.37	$5.99

Notes:

Operating Sources defined as Revenue + Decrease in operating assets + Adjustments for acquisitions and reclassifications

Operating Use defined as Cash expenses + Decrease in operating liabilities + Capital expenditures & capitalized software

Free Cash Flow = Operating Sources - Operating Uses

Source: Company Reports and Jefferies & Co. estimates

5

One-Year Price Target
Discounted Cash Flow Analysis (10-Year)	($ in millions, except per share)

Projection Period Assumptions

Last Actual FY End:	9/30/2007
Exit Multiple FY End:	9/30/2017
Price Target Date:	2/7/2009
Calendar Adjustment Factor:	-1.36

Discount Assumptions

Base discount rate:	10.5%
Incremental discount rate:	2%
Derived WACC	13.1%

Operating Assumptions

	F2008E	F2009E
Organic Growth	18.8%	13.0%
Acquired Revenue	0.0%	0.0%
Operating Margin	10.3%	10.0%
DSO	91	92
ROIC (In GW)	16.5%	15.5%

Balance Sheet Adjustments	Dec-07
Cash & ST Investments	62
ST & LT Debt	2

Miscellaneous

5-Year Normal Growth	15%
10-Year Treasury Yield	3.6%
Estimated Beta	1.68
Debt Interest Rate	7.0%
Expected S&P 500 Performance	9.0%
Diluted Shares Outstanding	19.0

Exit Multiple Assumptions

FCF exit multiple	10.7x
Incremental exit multiple	0.5x

	F2007A	F2008E	F2009E	F2010E	F2011E	F2012E	F2013E	F2014E	F2015E	F2016E	F2017E
Free cash flow	33.4	39.5	53.5	61.5	70.7	81.4	91.9	102.0	111.2	119.0	125.0
Growth Rate		19%	35%	15%	15%	15%	13%	11%	9%	7%	5%

Note: FCF equals CFO minus Capital Expenditures and Capitalized Software

	10.5% Discount Rate			12.5% Discount Rate			14.5% Discount Rate
FCF Multiple	10.7x	11.2x	11.7x	10.7x	11.2x	11.7x	10.7x	11.2x	11.7x
Terminal Value	1,334	1,396	1,459	1,334	1,396	1,459	1,334	1,396	1,459
Present Value of Terminal Value	562	589	615	482	504	527	414	433	452
Present Value of Cash Flows	515	515	515	478	478	478	445	445	445
Asset Value	1,077	1,103	1,130	959	982	1,004	858	877	897

Cash	62	62	62	62	62	62	62	62	62
Debt	2	2	2	2	2	2	2	2	2
Implied Equity Value	1,138	1,164	1,191	1,020	1,042	1,065	919	938	958
Implied Equity Value per Share	$60.03	$61.42	$62.81	$53.81	$55.00	$56.19	$48.47	$49.50	$50.52

Implied Perpetual Growth Rate	1.0%	1.4%	1.8%	2.9%	3.3%	3.6%	4.7%	5.1%	5.5%

Source: Jefferies & Company, Inc.

6

ANALYST CERTIFICATIONS

I, Matthew McKay, CFA, certify that all of the views expressed in this research report accurately reflect my personal views about the subject security(ies) and subject company(ies). I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed in this research report.

I, Jason O’Connell, certify that all of the views expressed in this research report accurately reflect my personal views about the subject security(ies) and subject company(ies). I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed in this research report.

Important Disclosures

As is the case with all Jefferies employees, the analyst(s) responsible for the coverage of the financial instruments discussed in this report receive compensation based in part on the overall performance of the firm, including investment banking income. We seek to update our research as appropriate, but various regulations may prevent us from doing so. Aside from certain industry reports published on a periodic basis, the large majority of reports are published at irregular intervals as appropriate in the analyst’s judgement.

Meanings of Jefferies & Company, Inc, Ratings

Buy - Describes stocks that we expect to provide a total return (price appreciation plus yield) of 15% or more within a 12-month period.

Hold - Describes stocks that we expect to provide a total return (price appreciation plus yield) of plus or minus 15% within a 12-month period.

Underperform - Describes stocks that we expect to provide a total negative return (price appreciation plus yield) of 15% or more within a 12-month period.

Our focus on mid-capitalization and growth companies implies that many of the companies we cover are typically more volatile than the overall stock market, which can be amplified for companies with an average stock price consistently below $10. For companies in this category only, the expected total return (price appreciation plus yield) for Buy rated stocks is 20% or more within a 12-month period. For Hold rated stocks with an average stock price consistently below $10, the expected total return (price appreciation plus yield) is plus or minus 20% within a 12-month period. For Underperform rated stocks with an average stock price consistently below $10, the expected total return (price appreciation plus yield) is minus 20% within a 12-month period.

NR - The investment rating and price target have been temporarily suspended. Such suspensions are in compliance with applicable regulations and/or Jefferies & Company, Inc. policies.

CS - Coverage Suspended. Jefferies & Company, Inc. has suspended coverage of this company.

NC - Not covered. Jefferies & Company, Inc. does not cover this company.

Speculative Buy - Describes stocks we view with a positive bias, whose company fundamentals and financials are being monitored, but for which there is insufficient information for Jefferies & Company, Inc. to assign a Buy, Hold or Underperform Rating. At the discretion of the analyst, a Speculative buy-rated stock could also include stocks with a price under $5, or where the company is not investment grade to highlight the risk of the situation.

Speculative Underperform - Describes stocks we view with a negative bias, whose company fundamentals and financials are being monitored, but for which there is insufficient information for Jefferies & Company, Inc. to assign a Buy, Hold or Underperform Rating. At the discretion of the analyst, a Speculative underperform-rated stock could also include stocks with a price under $5, or where the company is not investment grade to highlight the risk of the situation.

Restricted - Describes issuers where, in conjunction with Jefferies engagement in certain transactions, company policy or applicable securities regulations prohibit certain types of communications, including investment recommendations.

Monitor - Describes stocks whose company fundamentals and financials are being monitored, and for which no financial projections or opinions on the investment merits of the company are provided.

7

Valuation Methodology

Jefferies’ methodology for assigning ratings may include the following: market capitalization, maturity, growth/value, volatility and expected total return over the next 12 months. The price targets are based on several methodologies, which may include, but are not restricted to, analyses of market risk, growth rate, revenue stream, discounted cash flow (DCF), EBITDA, EPS, cash flow (CF), free cash flow (FCF), EV/EBITDA, P/E, PE/growth, P/CF, P/FCF, premium (discount)/average group EV/EBITDA, premium (discount)/average group P/E, sum of the parts, net asset value, dividend returns, and return on equity (ROE) over the next 12 months.

Risk which may impede the achievement of our Price Target

This report was prepared for general circulation and does not provide investment recommendations specific to individual investors. As such, the financial instruments discussed in this report may not be suitable for all investors and investors must make their own investment decisions based upon their specific investment objectives and financial situation utilizing their own financial advisors as they deem necessary. Past performance of the financial instruments recommended in this report should not be taken as an indication or guarantee of future results. The price, value of, and income from, any of the financial instruments mentioned in this report can rise as well as fall and may be affected by changes in economic, financial and political factors. If a financial instrument is denominated in a currency other than the investor’s home currency, a change in exchange rates may adversely affect the price of, value of, or income derived from the financial instrument described in this report. In addition, investors in securities such as ADRs, whose values are affected by the currency of the underlying security, effectively assume currency risk.

Distribution of Ratings

			IB Serv./Past 12 Mos.
Rating	Count	Percent	Count	Percent
BUY [BUY/ SB]	509	58.71	60	11.79

HOLD [HOLD]	337	38.87	28	8.31

SELL [SU/ UNPF]	21	2.42	3	14.29

OTHER DISCLOSURES

This material has been prepared by Jefferies & Company, Inc. a U.S.-registered broker-dealer, employing appropriate expertise, and in the belief that it is fair and not misleading. The information upon which this material is based was obtained from sources believed to be reliable, but has not been independently verified, therefore, we do not guarantee its accuracy. Additional and supporting information is available upon request. This is not an offer or solicitation of an offer to buy or sell any security or investment. Any opinion or estimates constitute our best judgment as of this date, and are subject to change without notice. Jefferies & Company, Inc. and Jefferies International Limited and their

8

affiliates and their respective directors, officers and employees may buy or sell securities mentioned herein as agent or principal for their own account.

Additional information for UK and Canadian investors

This material is approved for distribution in the United Kingdom by Jefferies International Limited which is authorized and regulated by the Financial Services Authority (“FSA”). While we believe this information and materials upon which this information was based are accurate, except for any obligations under the rules of the FSA, we do not guarantee its accuracy. This material is intended for use only by a person or entity that qualifies as an authorised person or exempt person within the meaning of section 19 of the UK Financial Services and Markets Act 2000 (the “Act”) or qualifies as a person to whom the financial promotion restrictions imposed by the Act does not apply by virtue of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or is a person classified as an “intermediate customer” for the purposes of the Conduct of Business Rules of the FSA. None of the investments or investment services mentioned or described herein are available to other persons in the UK and in particular are not available to “private customers” as defined by the rules of the FSA. For Canadian investors, this material is intended for use only by professional or institutional investors. None of the investments or investment services mentioned or described herein are available to other persons or to anyone in Canada who is not a “Designated Institution” as defined by the Securities Act (Ontario).

This material does not constitute a personal recommendation or take into account the particular investment objectives, financial situations, or needs of individual clients. Clients should consider whether any advice or recommendation in this report is suitable for their particular circumstances and, if appropriate, seek professional advice, including tax advice. The price and value of the investments referred to herein and the income from them may fluctuate. Past performance is not a guide to future performance, future returns are not guaranteed, and a loss of original capital may occur. Fluctuations in exchange rates could have adverse effects on the value or price of, or income derived from, certain investments.

Jefferies & Company, Inc. research reports are disseminated and available primarily electronically, and, in some cases, in printed form. Electronic research is simultaneously available to all clients. This report or any portion hereof may not be reprinted, sold or redistributed without the written consent of Jefferies & Company, Inc. Jefferies International Limited has adopted a conflicts management policy in connection with the preparation and publication of research, the details of which are available upon request in writing to: The Compliance Officer, Jefferies International Limited, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ; telephone +44 (0)20 7029 8000; facsimile +44 (0)20 7029 8010. Jefferies International Limited is authorised and regulated by the Financial services Authority.

© 2008 Jefferies & Company, Inc,

9

Appendix 3

GARP Research & Securities	Quarterly Summary

Jeff Burnett

410.318.5014
burnett@garpresearch.com

February 7, 2008

MAXIMUS (MMS)	Buy
MMS - $36	Market Cap: $660 million

Company Description:

MAXIMUS provides outsourced program management support, IT services, and consulting primarily to state & local governments.  The company’s competitive edge is its 30-year operating history, which provides an embedded knowledge base of arcane government regulations and program administration and support needs.

Operating & Financial Highlights

($ Millions, Adjusted for Certain Items, Sept. FY)

	2007	2008F	2009F	2010F
Sales	739	865	985	1,125
Operating Income	(3)	84	114	133

Diluted Shares	22	20	20	20
EPS	$(0.38)	$2.75	$3.63	$4.20
EPS (ex 123R)	$(0.26)	$2.87	$3.75	$4.32

P/E	n/a	13	10	9

Operating Margins	n/a	10%	12%	12%
Capital Employed	210	242	252	253
Pretax ROCE	n/a	35%	45%	53%
Pretax ROTCE	n/a	55%	70%	82%

FY 2008 Estimated Quarterly Results

	Q1	Q2F	Q3f	Q4F
Sales	202	210	223	230
EPS	$0.51	$0.63	$0.72	$0.88
EPS (ex. 123R)	$0.54	$0.66	$0.75	$0.91

GARP’s Quintile Ranking System

MMS scores in GARP’s most attractive growth quintile and most attractive valuation quintile. See disclaimer for additional information.

Summary Points

Growth:

•                  Continued solid backlog of sales opportunities and contract wins, and strong record of re-bid wins.

Quality:

•                  Leading position in its core outsourcing businesses, with intellectual & operational barriers to entry.

•                  Strong balance sheet; net cash of $3/share. Solid cash generation. Pre-tax tangible ROCE is targeted to exceed 80% within our 3-year investment horizon.

Control of Risk:

•                  MAXIMUS repurchased $150 million in stock in Q1 FY08 under its Accelerated Share Repurchase (ASR) program; $40 million remains available for repurchase from prior authorizations.

•                  MMS trades at 9x our out-year (FY 2010F) EPS estimate of $4.20.

Recent Developments

MAXIMUS’ fiscal Q108 results were driven by its Operations segment (72% of Q1 sales), with normalized revenues up 24%, driven by the Texas health & human services contract and workforce services business. Operations recorded a 13% operating margin, up from a loss in Q207. Consulting (11%) contributed sales of $22 million and a modest 5% operating margin reflecting the transition from the contingent fee business and investment in new markets such as Medicaid fraud. Systems’ (17%) sales of $34 million were below expectations, and flattish with last year, with an operating loss of $3 million versus a loss of $1.6 million last year. The problems stemmed from education systems and justice businesses which required significant IT spending; we are targeting profitability here by fiscal Q4 (September) 2008. The company’s cash position remains strong. MAXIMUS used $150 million to repurchase stock in Q1 (retiring ~3.8 million shares), enjoyed free cash flow of $17 million, and ended the quarter with $63 million in net cash (~$3/share). Management expects free cash flow of $30-40 million in FY 2008. Driving both the top-line and margins going forward will be the company’s core Operations segment, we believe. MAXIMUS’ sales pipeline remains robust, and should reasonably support mid-teens revenue gains going forward. That said, the state fiscal environment is mixed and could negatively impact discretionary spending. But nearly 70% of MAXIMUS’ revenue is driven by state run, federally-funded programs that should be largely resilient to budgetary issues at the state level. Health care reform is a particularly promising opportunity for MAXIMUS and its core outsourcing business.

Please refer to important disclosures on final page. The information contained herein has been obtained from sources believed reliable but is not necessarily complete and accuracy is not guaranteed. Opinions do not constitute solicitation of orders.

Recommendation Rationale

MAXIMUS is the leader in several niche service markets in the state & local government outsourcing sector including Medicaid eligibility and welfare-to-work. Management is focusing on the company’s core health & human services outsourcing strengths. Historically, MAXIMUS enjoyed high double-digit organic growth because states outsource only a fraction of their services and the trend is to do more. The past several years unveiled a marked slowing of new government programs, yet MAXIMUS managed to grow its top line in the mid-single digits and weather the budgetary storm. In calendar year 2005, MAXIMUS strengthened its organization by adding senior managers, cutting underperforming businesses, and investing in quality control and technology. CEO Rich Montoni has installed financial discipline in the company; MAXIMUS is focused on profitability, selectivity regarding its assignments, and dispositions of non-strategic units. MAXIMUS announced in June 2006 that it was amending its $370 million, 5-year Texas integrated eligibility & enrollment subcontract with Accenture because of significant operational and planning difficulties. This was the first time that MAXIMUS had agreed to subcontract for a large scale assignment, and it proved to be a costly mistake. In May 2007, then company announced that it extricated itself from a contractor role on this project and now works as a prime contractor directly with the Texas health & human services agency. We believe management’s distraction with Texas is now behind us, and we anticipate a more discriminating acceptance of new projects. Meanwhile, MAXIMUS generates cash, enjoys a strong balance sheet ($3/share in net cash), and possesses a powerful brand in the government sector based on its imbedded knowledge and 30-year operating history. The company’s contract wins, strong re-bid wins, and robust pipeline give us confidence that MAXIMUS can revert to its growth trajectory in FY 2008.

Operations

With the exception of a rather unusual FY 2007, MAXIMUS has been profitable every year since its founding in 1975. The company employs minimal capital and can achieve a pretax return on tangible capital (ROCE) exceeding 80% by FY (September) 2010F, according to our estimate. However, deep problems associated with the company’s Texas subcontract decimated reported earnings (and hence ROCE) beginning in FY 2006, but we project that this metric will rise again to strong levels within our 3-year investment horizon.

MAXIMUS has three business lines: Operations (68% of FY 2007 revenues), Consulting (13%), and Systems (19%). The Operations segment includes health services such as project management services for Medicaid and the Children’s Health Insurance Plan (CHIP). MAXIMUS plugs in to state welfare records and assists states in making sure that those who are eligible for Medicaid actually receive it. In addition to Medicaid outreach, education and enrollment services, MAXIMUS customizes information systems for state Medicaid programs, collects and analyses data, and produces program materials. The company also administers programs for uninsured and underinsured children as part of the CHIP in various states. In November 2004, MAXIMUS signed a 10-year, $268 million health benefit administration contract with the government of British Columbia (BC). The implementation of this complex contract has been troublesome and MAXIMUS had been fined for certain non-compliance issues. MAXIMUS appears to have its controls now in place and we anticipate that it will be profitable in FY 2008. Human services-related functions are included in the Operations segment, including child support enforcement and welfare-to-work programs. The child care business is driven by rigid federal performance standards. MAXIMUS typically recovers funds from deadbeat dads and is compensated versus performance benchmarks. In addition to enforcement services, MAXIMUS also performs collections, customer service, payment processing, and systems consulting. MAXIMUS manages welfare-to-work programs (typically 3-year contracts) and Workforce Investment Act programs (state administered, federal job training funds for adults, youth, and dislocated workers). The company’s Texas subcontract referenced above also falls in the Operations segment. The company’s prowess in handling large contracts had justifiably been called into question, but management has pledged to avoid situations such as this going forward and will pursue prime contractor roles on manageable assignments. Operating margins reached 8.2% in Q1 FY 08 and management targets 10% as the corporate goal. MAXIMUS will focus on growing its core health & human services opportunities going forward and expects this segment to drive overall revenues in FY 08.

The Consulting segment includes traditional management consulting and information technology (IT) consulting to state & local governments in planning, design, procurement, and implementation of IT systems. Beginning in FY 2004, MAXIMUS experienced lower-than-anticipated profitability in Consulting due to increased competition and reduced reimbursement levels from the federal government. MAXIMUS is in the process of turning this division around but the process will likely not be achieved in the short term.

The Systems business assists clients with enterprise resource planning (ERP) implementations, including PeopleSoft software for a wide range of tasks and Smart Card implementations for federal and state/local governments. MAXIMUS also provides specialized software programs for state court systems and jury management, and creates and manages IT systems for state criminal justice systems. The company considered FY07 as a ‘transition year’ for Systems, as it continues to resolve unprofitable legacy contracts.

2

Competition

MAXIMUS has several rivalries in its outsourcing businesses. We estimate that MAXIMUS has 70% of the market for health care services, with Benova (a subsidiary of FleetBoston Financial) being the next major competitor. In child support, MAXIMUS competes against Affiliated Computer Services and privately-held Policy Studies Incorporated (PSI). GARP believes that MAXIMUS has half of the welfare services market, with non-profit organizations like United Way and Goodwill offering similar services. The markets for the company’s other services are considerably more competitive. In consulting, competitors include Accenture, the Big 4 accounting firms and several boutiques. In Systems, MAXIMUS competes against a large number of players including Unisys, SAP, Oracle, BearingPoint, Accenture, Deloitte, Northrop Grumman (NOC - Neutral), and Electronic Data Systems.

Market

Governments are increasingly outsourcing key functions to the private sector to enable performance-based management. That said, only a tiny percentage of these expenditures are currently outsourced and MAXIMUS still commands the leading market share in its space. We believe the trend towards outsourcing will only grow over time as fiscal pressures, changing regulations, and increased accountability compel state & local governments to rationalize programs and improve quality and efficiency. Importantly, outsourcing continues to be a low cost alternative that has barely penetrated this market. Demographics within the state workforce point to the likelihood of increased secular demand for MAXIMUS’ services over the long term, given the pervasive graying of the state and local government workforce, implying increased opportunities for contractors. Meanwhile, 60% of the federal workforce alone will become eligible for retirement over the next 10 years. The potential market for state operated support programs exceeds $29 billion and is driven by legislation to reform federal, state, and local welfare and health and human services programs.

Risks

We believe that most of MAXIMUS’s businesses are ultimately tied to federally-mandated programs that would likely continue despite fiscal issues at the state level. However, pressures such as potential reductions in federal assistance and increased costs from entitlement programs such as Medicaid could subdue discretionary spending by states, in our opinion. We continue to believe in the merits of this outsourcing trend, and MAXIMUS is well-positioned to benefit from new opportunities that will arise as budgets continue to stabilize and programs are expanded. Beginning in late FY 2004, the company experienced increased competition across its businesses, though MAXIMUS’s solid sales and backlog statistics, combined with its deep experience & quality reputation in serving state & local governments, will likely translate into reasonable growth opportunities.

MAXIMUS evolved in 2005-2006 as a bidder for larger outsourcing contracts, with a corresponding extension of its sales cycles. However, the company’s negative experience in this area -— particularly with its Texas health & human services subcontract with Accenture — has refocused senior management on more appropriate assignments. MAXIMUS currently is prime contractor with the Texas on a renegotiated contract.

3

Maximus, Inc.

Fiscal Year Sep 30

Operating & Financial Highlights

($ Millions, Adjusted for Certain Items)

	2003	2004	2005	2006	2007	2008F	2009F	2010F
Revenue	558.3	603.8	647.5	700.8	738.6	865.0	985.0	1,125.0
Operating Income	57.0	63.0	63.3	(2.8)	(2.7)	83.9	114.0	133.0
Net Income	35.3	38.8	36.9	2.5	(8.3)	54.2	72.6	84.0
Avg Shares Outstanding- Diluted	21.3	22.0	21.7	21.8	21.9	19.7	20.0	20.0
EPS - Diluted	$1.66	$1.76	$1.70	$0.11	$(0.38)	$2.75	$3.63	$4.20

Diluted EPS Without FAS 123R			$1.86	$0.22	$(0.26)	$2.87	$3.75	$4.32

Capital Employed
Property Plant & Equipment	40.9	44.0	55.1	67.3	67.0	67.0	67.0	67.0
Operating Working Capital	84.6	91.9	69.4	91.9	52.5	85.0	95.0	96.0
Other / Intangibles	94.8	105.2	106.0	89.3	90.0	90.0	90.0	90.0
total	220.3	241.0	230.5	248.5	209.5	242.0	252.0	253.0

Financing
Debt	4.6	6.7	5.1	2.0	2.0	2.0	2.0	2.0
Shareholders Equity	333.2	373.5	406.0	404.9	404.6	316.8	377.4	429.4
(Less: Cash)	(117.5)	(139.3)	(180.6)	(158.4)	(197.1)	(76.8)	(127.4)	(178.4)
total	220.3	241.0	230.5	248.5	209.5	242.0	252.0	253.0

Ratios (%)
Operating Margin	10.2%	10.4%	9.8%	n/a	n/a	9.7%	11.6%	11.8%
Return on Capital Employed	25.9%	26.2%	27.5%	n/a	n/a	34.7%	45.2%	52.6%
Return on Tangible Capital	43.4%	43.1%	46.6%	n/a	n/a	55.2%	70.4%	81.6%
Shareholders Equity / Capital	151.2%	155.0%	176.2%	162.9%	193.1%	130.9%	149.8%	169.7%

Valuation
Price Earnings Multiple					n/a	13.1	9.9	8.6

Segment Estimates
Revenue
Consulting	102.6	103.3	107.3	93.7	93.7	88.0	100.0	110.0
Systems	133.4	139.1	137.1	141.3	141.3	137.0	145.0	165.0
Operations	322.2	361.4	403.1	503.6	503.6	640.0	740.0	850.0
Other	0.0	0.0	0.0	(37.8)	0.0	0.0	0.0	0.0
total	558.3	603.8	647.5	700.8	738.6	865.0	985.0	1,125.0

Operating Income
Consulting	15.6	11.0	10.7	14.5	6.4	5.0	6.0	8.0
Systems	15.3	15.4	11.4	(0.9)	(4.7)	(4.5)	3.0	5.0
Operations	25.1	35.1	38.5	(9.5)	39.1	84.0	104.0	119.0
Corporate / Other	1.1	1.6	2.7	(7.0)	(43.5)	(0.6)	1.0	1.0
total	57.0	63.0	63.3	(2.8)	(2.7)	83.9	114.0	133.0

4

Copyright © 2008, GARP Research & Securities Co. All rights reserved.

GARP Research & Securities Co. (“GARP Research”) is a dually registered broker dealer and investment adviser, a member organization of FINRA and SIPC, and accredited member of the Investorside Research Association. GR&S is an independent research firm that provides research to institutional investors. Weedflower, Inc., a registered investment adviser, serves as the investment manager to the Gaineswood Fund, LP (the “Partnership”) and has discretionary investment authority over the Partnership’s assets. GARP Capital, LLC is the general partner for Partnership. GARP Research & Securities Co., Weedflower, Inc., GARP Capital, LLC, and the Gaineswood Fund, LP (collectively “GARP”) are under common ownership and control.

The Investorside Research Association certifies its members have no investment banking conflicts.

GARP Research, its advisory clientele, their partners, principals, officers, employees and affiliates may hold positions in or options on the securities discussed.

The information contained herein has been obtained from sources believed reliable but is not necessarily complete and accuracy is not guaranteed. Opinions expressed are subject to change without notice and do not constitute solicitation of orders. Within the body of this and previous reports GARP Research & Securities Co. attempts to examine competitive threats, secular and cyclical demand shifts, or financial considerations which can impose risk upon its clients.

The table below lists all holdings by GARP Research analysts and/or their family members of GARP-rated stocks. Outside of this ownership disclosed in the table below, the analysts are not aware of any other material conflict of interest. Likewise, GARP Research & Securities Co. does not hold a position in any stocks. GARP Research & Securities Co. does not make a market in any securities.

Analyst Ownership in GARP Recommended Securities

Analyst	Ownership
Jeff Burnett	None
Brett Carson	Cosi, ICON Plc., International Rectifier, PPD Inc., Synopsys
Seth Dadds	Ameritrade, Cree, E*Trade, Illumina
Rob Furlong	Analog Devices, Cosi, Flextronics, Sangamo, Taser International, ZipRealty
Alastair Mackay	None
George Sakellaris	Gevity HR, ZipRealty, Cree, EW Scripps, International Rectifier, Sangamo, Cosi, Gemstar-TV Guide

Additional information is available upon request by contacting GARP Research & Securities Co.’s Chief Compliance Officer at (410) 318-5018.

GARP Research is mostly a fundamental equity research product. We utilize a BUY, NEUTRAL, and AVOID (SELL) rating system based on an approach balancing growth against valuation with a proprietary matrix. The percentage of BUY, NEUTRAL, and AVOID ratings was recently 70-75%, 20-30%, and 0-5%, respectively. GARP Research does not conduct corporate finance activities in the stocks it covers, and does not plan to conduct such activities in the foreseeable future. The model keys off of projections of per diluted share earnings over a three year time horizon, which in some cases involves the use of certain pro forma adjustments to GAAP. Another important consideration is whether the underlying company possesses

5

characteristics consistent with GARP’s investment philosophy, in particular the firm’s methods of assessing quality (through competitive assessment and current or projected return on invested capital) and control of risk (technical analysis and quantitative measures). Ratings may also take into account growth beyond terminus years and capital gains taxation.

Reasonable valuation is essential to BUY recommendations. Companies with annual growth rates as low as 9% if valuation is 10x out-year earnings or lower could qualify, but faster growing firms are permitted higher valuations, such as a multiple of less than 16x out-year EPS for a 17% growth rate. There are other combinations of growth rates and earnings multiples that represent a frontier that delineates attractive versus unattractive equities, but our model is not purely linear. For example, near the “middle” of these outliers would be firms that trade at 10x to 12x out-year earnings whose earnings growth rate approaches 12% or better. A NEUTRAL rating occurs when valuation lies below this EPS-growth frontier, or our assessment of quality or risk elicits caution. A rating of AVOID is defined by a boundary whose maximum constraint is having a PE multiple of over 16x out-year EPS, and growth of less than 12%. Also, substantive non-quantitative risks may be a requisite before an AVOID rating is assigned. In our valuation analysis, we may take into account cash per share, new accounting standards, pro forma earnings or cash flow adjustments, or other items that create deviation from standard calculations. Ratings are also often maintained once equity shifts into a higher or lower quintile in order to avoid excessive reclassifications due to volatility near break points. Ratings of appreciated securities might also be maintained because we are aware that our “out-year” could shift, thereby reestablishing an attractive quintile score simply through the passage of time. Moreover, long-term technical analysis may be used to aid in decisions regarding the classification of a stock, particularly when volatility near a break point has been experienced. Additional information is available upon request.

Past performance is not indicative of future results.

Analyst Certification

All of the views expressed in the report accurately reflect the personal views of the research analyst about any and all of the subject companies. No part of the compensation of the research analyst named herein was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed by the research analyst in this report. Neither the research analyst nor a member of the analyst’s household serves as an officer, director or advisory board member of any company mentioned in the report.

-Jeff Burnett

6

GARP Research & Securities Co.	Main: (410) 764-1300
2800 Quarry Lake Drive, Suite 140	Fax: (410) 318-5048
Baltimore, Maryland 21209	www.garpresearch.com

INVESTMENT RESEARCH & INSTITUTIONAL SALES

Jeff Burnett	burnett@garpresearch.com	410-318-5014
Brett Carson, CFA	carson@garpresearch.com	410-318-5031
Seth Dadds	dadds@garpresearch.com	410-318-5021
Robert Furlong, CFA	furlong@garpresearch.com	410-318-5015
Alistair Mackay, Ph.D.	mackay@garpresearch.com	410-318-5022
Seth Moshman, CPA	moshman@garpresearch.com	410-318-5017
George Sakellaris, CFA	sakellaris@garpresearch.com	410-318-5016

PUBLICATIONS

More information about our firm, our coverage our research and our performance history can be found on our website, or by typing GRCO <Go> on Bloomberg.

Entitled clients can access our research on Thomson, Reuters, Bloomberg, Capital IQ, Factset and Zacks Investment Research. Please contact us should you need proper entitlement for access.

INSTITUTIONAL EQUITY TRADING INSTRUCTIONS

GARP Research, Inc., a FINRA-registered broker dealer and a member of the SIPC. We offer several ways to facilitate the payment of our investment research services.

Commission Sharing Agreements:

GARP Research has Commission Sharing Agreements (CSA’s) with Lehman Brothers, Citigroup, Goldman Sachs, and Instinet. Institutional clients can place orders through their normal trading contacts at these firms and direct commission dollars to our firm in payment for our research services.

Our primary contact(s) at Lehman Brothers are:

Chris Caras	Kevin Petrello
Vice President	SVP-Head of US Commission Management
212-526-9490	212-526-9459
chcaras@lehman.com	kpetrell@lehman.com

Bear Stearns & Co.:

GARP Research also clears through Bear Stearns Securities Corp. on a fully-disclosed basis. Orders can be placed through any existing coverage at Bear Stearns institutional trading desks. When placing orders, please specify that the order is for the “credit of GARP Research — Office 504”. Please use DTC number 352. Our Broker/Dealer number is 58712.

If you have any questions, please call Seth Moshman or Jeff Burnett.

7

Appendix 4

Maximus, Inc. MMS — NYSE Hold
Commercial IT Services
November 14, 2008

	From	To
Changes	(Previous)	(Current)
Rating	—	Hold
FY09E EPS	$3.07	$3.11
(Net)
FY10E EPS	—	$3.35
(Net)
Stock Data
Price (11/13/08):		$31.02
52-Week Range:		$48 – $26
Market Cap.($mm):		$580.1
Shr.O/S-Diluted (mm):		18.7
Enterprise Val. ($mm):		$460.8
Avg Daily Vol (3 Mo):		226,463
LT Debt/Total Cap.:		0.0%
Net Cash/Share:		$6.45
Dividend ($):		$0.40
Yield (%):		1.3%
Book Value/Share:		$15.95
S&P Index:		911.29

EPS (Net)	2008 A	2009 E	2010 E
1Q	$0.59A	$0.67	$0.74
2Q	0.75A	0.77	0.83
3Q	0.81A	0.80	0.85
4Q	0.71A	0.88	0.93
FY Sep	$2.86A	$3.11	$3.35
P/E	10.8x	10.0x	9.3x

F3Q07 per share results do not include legal settlement charges. 2007 EPS is proforma.

FY08 quarterly EPS estimates are pro forma from continuing operations, and exclude one-time, nonrecurring items; include $0.03 of pre-ASR interest income.

Revenue (Net)	$807.9	M	$765.8	M	$818.0	M
EV/Revenue	0.6	x	0.6	x	0.6	x

FY08 revenue estimates are from continuing operations.

Sloppy F4Q08 Results; Guidance Impacted By Currency;

Maintain Hold
George A. Price	(443) 224-1323	gaprice@stifel.com
Shlomo Rosenbaum	(443) 224-1322	shrosenbaum@stifel.com
Richard Eskelsen	(443) 224-1366	eskelsenr@stifel.com
Analysis of Sales/Earnings

•        MMS reported generally disappointing F4Q08 results relative to our and consensus estimates. While MMS’ outlook remains generally consistent with prior view (excluding currency impacts), the state & local fiscal situation is deteriorating, and timing/magnitude of federal assistance is uncertain. While we believe MMS shares admittedly appear attractively valued, we maintain our Hold rating.

•        F4Q08 results. Revenue of $189.1M (up 8.8% YOY on cont. ops. basis) was below our $194.4M estimate and the $193.2M consensus estimate.  Earnings results were sloppy due to several one-time puts and takes, but at the end of the day, pro forma EPS came in below our expectations. Margins were also light. The Operations segment performed well (up 14% YOY, nicely profitable), while the Consulting segment continued to be a drag on results (down 17% YOY, with a loss, largely due to contract execution).

•        Guidance maintained, though currency impacting. FY09 revenue guidance was taken down ~3% due to currency (AUD and CAD depreciating against US$), but otherwise was intact. FY09 EPS of $3.00 -$3.15 was maintained, though MMS had to make a sizable share repurchase to offset the lower expected revenue. Additional share repurchases are planned but incremental to guidance.

•        State and local fiscal conditions deteriorating. State revenues are declining and the number of states facing budget deficits is increasing, driven by the weak U.S. economy. While health and social programs often see an uptick in enrollment during downturns, states are under considerable pressure, and some have indicated that cuts even in these programs are being considered. The Obama administration has expressed interest in giving assistance to states, but timing and magnitude are uncertain.

•        MMS shares cheap, but... We acknowledge that MMS shares appear cheap, trading at 10.5x our new CY08 EPS estimate of $2.94 and 9.7x our new CY09 EPS estimate of $3.18 (up 8.2%), and especially noting MMS has $121.0M in cash, which comprises almost 21% of the stock’s current market cap. Still, we remain cautious around the deterioration in S&L fiscal conditions and uncertainty as to whether and when states will get federal assistance.

All relevant disclosures and certifications appear on pages 10 - 11 of this report.

1

F4Q08 Results: Still A Bit Sloppy

MMS reported disappointing F4Q08 results, showing that while progress has been made in de-risking the business, there is still some work to be done. Revenue was slightly below us, consensus, and prior guidance, and pro forma EPS from continuing operations was also below our estimate and in the middle of guidance. Included in the quarter was a $0.02 per share benefit from insurance reimbursement for legal and settlement costs (primarily relating to the ongoing ACN arbitration), ~$1M in severance ($0.03 per share) due to corporate headcount reductions resulting from the prior Systems segment divestiture, and a $0.25 goodwill impairment charge related to the ERP division of the Systems segment that MMS did not divest. Margins were below our expectations, driven by weakness in the Consulting segment (see below). FCF was modestly below our estimate.

RESULTS VERSUS OUR EXPECTATIONS AT TIME OF EARNINGS ANNOUNCEMENT

KEY METRICS

F4Q08	SN Est.	Actual	Year Ago	Comment
Revenue ($M)	$194.4	$189.1	$201.9	Below us and consensus, and slightly below prior guidance of $190M - $195M, following Systems divestiture.
YOY Growth (as reported)	-3.7%	-6.3%	17.5%
YOY Growth (cont. ops.)	11.9%	8.8%	NA
Consensus Revenue ($M)	$193.2

Gross Margin (reported)	28.8%	26.9%	27.5%	Below our estimate.
EBIT Margin (GAAP)	11.4%	6.9%	10.8%	Below our estimate, do to several unexpected and one-time expenses.
EBIT Margin (pro forma, excl. one time and legal)	11.8%	11.0%	12.1%

Excludes reimbursed legal and settlement expenses, goodwill impairment, and severance; our estimate excl. ~$900K in legal expenses that we previously modeled, whereas MMS reported a gain from insurance/legal reimbursement.

Tax Rate	39.0%	37.1%	42.0%	Lower than our estimate; added $0.02 to EPS, by our calculation.
EPS (GAAP)	$(0.09)	$(0.09)	$0.63	In line.
YOY Growth	NM	NM	NM
EPS (cont. ops., pro forma)	$0.73	$0.71	NA	Below our estimate.
YOY Growth	NA	NA	NA
EPS (cont. ops., pro forma, excl. legal)	$0.76	$0.71	NA	In the middle of prior guidance of $0.68 - $0.76; our estimate in this case excludes ~$900K in legal expenses that we previously modeled.
YOY Growth	NA	NA	NA
Consensus EPS	$(0.10)
Share count (M)	18.9	18.7	22.6	Slightly below us; no impact to EPS by itself, but with lower tax rate would round up extra $0.01.
A/R DSO (days)	76	76	78	In line.
Free Cash Flow ($M), cont. ops.	$7.4	$5.2	$(15.7)	Modestly below our estimate. Including discontinued ops, FCF was $16.9M.

Source: Company Filings, FirstCall Estimates, and Stifel Nicolaus Estimates.

Segments: Operations Strong, Consulting Leaves Room For Improvement

While the Operations segment continued to perform well, posting YOY revenue growth of 14.4% and an operating margin of 13.6% (towards top-end of company’s stated range of 10%-15%), the Consulting segment continues to be a drag. Revenues declined 16.8% YOY and the operating margin was a negative 8.3% . MMS noted that the majority of the Consulting loss was as a result of a $2.7M year-end adjustment on a fixed-price ERP contract that is taking longer

2

than MMS originally thought. This is a legacy Systems segment contract (not divested) that moved into the Consulting segment as a result of the ERP division moving into Consulting at the time of the Systems divestiture. This is a negative in our view, as it is yet another unexpected contract issue that pops up (MMS has a mixed track record over time in this regard), and management noted that there are still several legacy ERP contracts in MMS’ Consulting portfolio. While we applaud MMS management for the many steps it has taken to (and progress shown in) de-risking the business (e.g., recent Systems divestiture), it appears that some operational risk still remains with legacy contracts.

Outlook: Beyond Currency, Guidance Reiterated

OUR ESTIMATES VERSUS UPDATED GUIDANCE FOLLOWING DIVESTITURE ANNOUNCEMENT

GUIDANCE

F1Q09	SN Ests.	Guidance	Comment
Revenue ($M, cont. ops.)	$183.8	No guidance	MMS did not give F1Q09 guidance.
Consensus Revenue ($M)	$184.6
EPS (cont. ops., pro forma)	$0.67	No guidance	MMS did not give F1Q09 guidance.
Consensus EPS	$0.68

FY09
Revenue ($M, cont. ops.)	$788.6	$750M - $775M	Reduced prior guidance of $775M - $800M due to currency (appreciation of US$ against AUD and CAD).
Consensus Revenue ($M)	$786.1
EPS	$3.07	$3.00 - $3.15	Reaffirmed prior guidance of $3.00 - $3.15.
Consensus EPS	$3.03
FCF ($M)	$51.1	$40M - $50M	Includes cash from ops of $60M - $70M, but excludes $11M payment due to divestiture, so reported FCF will be lower than the $40M-$50M range, all else being equal.

Source: Company Filings, FirstCall Estimates, and Stifel Nicolaus Estimates.

Positives

•        New Democratic regime in Washington should favor programs (ex. , SCHIP) that benefit MMS.

•        Additionally, in a recession, volumes of people enrolled in public social and health programs (such as Medicaid and welfare-to-work) tends to increase, which could benefit MMS as a provider of enrollment, eligibility, and welfare-to-work services, among others.

•        Signings, backlog, and pipeline appear to remain healthy for MMS.

•        MMS has $62.1M remaining on its share repurchase program, and has been active in September and October, buying a total of one million shares for ~$34.1M since September. Incremental repurchases could offer potential upside to guidance (current guidance does not factor in any additional share repurchases, beyond material repurchases made after the end of F4Q08), but we believe that currency and any continuing execution issues could offset potential repurchase upside.

Concerns

•        The state and local fiscal situation continues to deteriorate. Recent data released by the Nelson A. Rockefeller Institute of Government (www. rockinst. org) indicate that C3Q08 state tax revenues were virtually unchanged year-over-year on a nominal basis, and declined 2.6% nationally on a real basis. The Institute expects tax revenues to continue to trend down, as the two largest taxes (income and sales tax) have generally been trending down since C2Q07. The report also noted that corporate tax collections, while a small part of total tax revenue, declined by 15.3% YOY.

•        S&L fiscal pressures (as described above), combined with credit markets that remain tight and increasing federal

3

government debt and financial system guarantees, could create budget delays or even cuts in programs that were previously thought to be “sacred cows” (such as SCHIP).

•        Legacy Systems contracts that are now included in the Consulting segment could remain a near-term issue and drag to margins throughout the year.

•        FCF was a bit below our previous estimate and could be viewed by some investors as a negative, especially considering that guidance does not include an additional $11M outflow in FY09 due to the divestiture (this will show up in reported FCF).

•        Currency is becoming an increasing issue for MMS, as ~16% of its revenue comes from overseas (primarily Australia and Canada). We estimate that currency could create a ~3.5% headwind for MMS in FY09, based on current spot prices.

Additionally, MMS mentioned that the U.K. is looking to revamp their current welfare-to-work system and MMS has submitted a bid. We view such a contract very cautiously, given the problems, delays, and setbacks (some of which remain ongoing) from the last sizable U.K. health and social program, the NHS Connecting for Health program.

Estimates

Basic Assumptions:

•        Revenue growth impacted by currency (~3.5% headwind, based on current spot prices) and S&L fiscal pressures.

•        MMS utilizes half of their current $62.1M repurchase authorization pro rata over the next four quarters, with an average share price assumption of $30.

•        Operations segment continues to perform well, although growth is impacted by currency. Consulting remains a revenue drag throughout FY09.

•        Tax rate remains constant at ~37%.

4

ESTIMATES

F1Q09	Current	Prior	Variance	YOY Change	Comment
Revenue ($M, as reported)	$180.7	$183.8	$(3.1)	-10.5%	Revenue increases 2.0% on a continuing operations basis.

Gross Margin	27.4%	28.5%	- 110 bps	+ 130 bps
Operating Margin (excl. charges)	10.4%	11.1%	- 70 bps	+ 110 bps	Expect lingering issues with legacy ERP contracts to continue.

Diluted EPS (pro forma, cont. ops.)	$0.67	$0.67	$0.00	13.6%	Unchanged from our previous estimate.
FCF ($M)	$11.3	$10.8	$0.5	$27.0	Flow through from lower revenue and margins.

FY09	Current	Prior	Variance	YOY Change	Comment
Revenue ($M, as reported)	$765.8	$788.6	$(22.8)	-5.2%	Revenue increases 2.8% YOY on continuing operations basis. Near the middle of revised guidance of $750M - $775M.

Gross Margin	28.0%	29.2%	- 120 bps	+ 170 bps
Operating Margin (excl. charges)	11.1%	11.8%	- 70 bps	+ 200 bps	Margins show nice expansion YOY, as Operations segment makes up majority of business; expect Consulting to be a margin drag.

Diluted EPS (pro forma, cont. ops.)	$3.11	$3.07	$0.04	8.7%	Slightly above the midpoint of guidance of $3.05 - $3.15. Share repurchases boost EPS.
FCF ($M)	$39.2	$51.1	$(11.9)	$5.9	Guidance of $40M - $50M excludes $11M payment in FY09 due to divestiture; including that, assume FCF near high end of range.

FY10	Current	Prior	Variance	YOY Change	Comment
Revenue ($M, as reported)	$818.0	No prior FY10 estimates		6.8%	Expect MMS to post mid to upper single digit growth going forward.
Gross Margin	27.7%			- 30 bps
Operating Margin (excl. charges)	10.8%			- 30 bps	Assume margins see some pressure due to S&L fiscal conditions and price pressure.

Diluted EPS (pro forma)	$3.35			7.6%
FCF ($M)	$50.8			$11.6	FCF is ~87% of net income.

Calendar Year	Current	Prior	Variance	YOY Change	Comment
CY08 Revenue ($M, as reported)	$786.7	$795.2	$(8.5)	0.9%
CY08 Pro forma EPS	$3.18	$2.96	$0.22	NM
CY09 Revenue ($M, as reported)	$778.0	$796.3	$(18.4)	-1.1%
CY09 Pro forma EPS	$3.49	$3.09	$0.40	9.6%

Source: Company data and Stifel Nicolaus.

Valuation

MMS shares are currently trading at 10.5x our new CY08 EPS estimate of $2.94 and 9.7x our new CY09 EPS estimate of $3.18 (up 8.2%) . These are historically very low multiples, as the last time MMS shares were trading near these valuations was late 2002/early 2003, during the last downturn when the S&L fiscal situation was also bad (actually further along in the downcycle). Additionally, with $121.0M in cash currently on the balance sheet, cash comprises almost 21% of stock’s current market cap.

MMS shares ended up 17.6% yesterday, versus the S&P 500 up 6.9% . We suspect some short covering, as some investors may have been expecting an impact to MMS’ business from the difficult S&L budget environment, as well as buyers in an up market of a relatively inexpensive stock that has been weak recently.

However, the S&L backdrop remains concerning, in our view. While MMS indicates it has not seen any broad fundamental impacts from the poor S&L fiscal environment, we are still early in the downcycle, and S&L fiscal conditions appear to be deteriorating on a weekly basis (we note that MMS was impacted during the last downturn later in the macro cycle, in early 2003). The Center on Budget and Policy Priorities (www.cbpp.org), which tracks state and locality finances, notes that 41 states have already either reported or projected budget problems for the current fiscal year (which began July 1 for most states) or next fiscal year, and are responding in some cases by cutting spending in areas such as health care for children, families, seniors, and the disabled. The Rockefeller Institute of Government (www.rockinst.org) indicates that state revenues dropped in the last quarter. While the incoming Obama administration has expressed some interest in fiscal relief for the states, the timing and magnitude of any aid is uncertain, given large expenditures by the federal government in areas such as the financial industry and housing. We remain concerned about the S&L fiscal environment and potential lingering issues in MMS’ legacy ERP contracts, and would wait for

5

either a more attractive entry point or incremental details about potential federal aid for the states before revisiting our rating. Maintain Hold.

Company Description

Founded in 1975, Maximus is a leader in providing program management support (including both IT services and business process outsourcing) and consulting services primarily to health and human services agencies in state and local governments. Maximus utilizes technology combined with its strong program management skills and understanding of government agencies’ business processes to result in an operation that is more efficient than governments could achieve on their own at similar costs. Maximus is based in McLean, Virginia.

6

Maximus, Inc.

Income Statement

($ in thousands, except per share)

Fiscal year ends September 30

Income Statement	2007	1Q08	2Q08	3Q08	4Q08	2008	1Q09E	2Q09E	3Q09E	4Q09E	2009E	1Q10E	2Q10E	3Q10E	4Q10E	2010E
Revenue (as reported)	$738,646	$201,950	$210,584	$206,324	$189,069	$807,927	$180,713	$196,515	$193,787	$194,792	$765,807	$192,869	$210,037	$206,799	$208,332	$818,037
Year-over-year % Change (as reported)	5.4%	25.3%	17.6%	5.0%	-6.3%	9.4%	-10.5%	-6.7%	-6.1%	3.0%	-5.2%	6.7%	6.9%	6.7%	7.0%	6.8%
Year-over-year % Change (continuing ops.)		34.4%	25.7%	11.4%	8.8%	19.0%	2.0%	3.6%	2.3%	3.0%	2.8%
Sequential % Change	5.4%	0.0%	4.3%	-2.0%	-8.4%	9.4%	-4.4%	8.7%	-1.4%	0.5%	-5.2%	-1.0%	8.9%	-1.5%	0.7%	6.8%
Salaries, wages and other	561,563	149,183	156,694	151,086	138,260	595,223	131,198	142,277	138,364	139,471	551,310	140,601	152,697	148,275	149,790	591,364
Gross Profit	177,083	52,767	53,890	55,238	50,809	212,704	49,515	54,238	55,423	55,321	214,498	52,267	57,340	58,524	58,541	226,673
Gross Margin	24.0%	26.1%	25.6%	26.8%	26.9%	26.3%	27.4%	27.6%	28.6%	28.4%	28.0%	27.1%	27.3%	28.3%	28.1%	27.7%
Selling Gen & Admin	131,752	33,033	35,019	35,213	29,126	132,391	30,011	32,286	33,073	30,982	126,352	32,030	34,508	35,294	33,135	134,967
Stock Option Expense	3,829	1,020	2,154	1,595	1,774	6,543	800	800	800	800	3,200	800	800	800	800	3,200
Consolidating Adjustment & Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Charges/Nonrecurring Items	44,638	2,200	931	3,737	6,827	13,695	—	—	—	—	—	—	—	—	—	—
Total Operating Expense	180,219	36,253	38,104	40,545	37,727	152,629	30,811	33,086	33,873	31,782	129,552	32,830	35,308	36,094	33,935	138,167
% of Revenue	24.4%	18.0%	18.1%	19.7%	20.0%	18.9%	17.0%	16.8%	17.5%	16.3%	16.9%	17.0%	16.8%	17.5%	16.3%	16.9%
Operating Income (GAAP)	(3,136)	16,514	15,786	14,693	13,082	60,075	18,704	21,152	21,550	23,539	84,945	19,438	22,032	22,430	24,606	88,506
% Change	11.0%	-195.0%	580.4%	-248.0%	-40.1%	-2015.7%	13.3%	34.0%	46.7%	79.9%	41.4%	-67.6%	17.8%	6.0%	14.2%	4.2%
Oper. Margin (GAAP)	-0.4%	8.2%	7.5%	7.1%	6.9%	7.4%	10.4%	10.8%	11.1%	12.1%	11.1%	10.1%	10.5%	10.8%	11.8%	10.8%
Oper. Margin (Continuing Ops.)		10.9%	11.7%	14.3%	6.9%	10.9%
Operating Margin (excl. charges)	5.6%	9.3%	7.9%	8.9%	10.5%	9.1%	10.4%	10.8%	11.1%	12.1%	11.1%	10.1%	10.5%	10.8%	11.8%	10.8%
Investment Income	5,804	1,501	107	490	325	2,423	613	608	598	617	2,435	1,005	1,077	1,135	1,227	4,443
Minority Interest	451	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income Before Income Taxes	3,119	18,015	15,893	15,183	13,407	62,498	19,317	21,759	22,148	24,156	87,381	20,443	23,109	23,565	25,833	92,949
Pretax Margin	0.4%	8.9%	7.5%	7.4%	7.1%	7.7%	10.7%	11.1%	11.4%	12.4%	11.4%	10.6%	11.0%	11.4%	12.4%	11.4%
% Change	-22.7%	-211.1%	303.9%	-268.1%	-45.1%	1903.8%	7.2%	36.9%	45.9%	80.2%	39.8%	-67.3%	19.6%	8.3%	16.6%	6.4%
Provision for Income Taxes	11,374	7,410	6,266	5,379	4,979	24,034	7,174	8,081	8,225	8,971	32,451	7,592	8,582	8,751	9,594	34,519
Tax Rate	364.7%	41.1%	39.4%	35.4%	37.1%	38.5%	37.1%	37.1%	37.1%	37.1%	37.1%	37.1%	37.1%	37.1%	37.1%	37.1%
Income from Continuing Ops.	(8,255)	12,268	13,489	17,296	8,428	51,481	12,143	13,678	13,923	15,185	54,930	12,851	14,527	14,813	16,239	58,430
Margin	-1.1%	6.1%	6.4%	8.4%	4.5%	6.4%	6.7%	7.0%	7.2%	7.8%	7.2%	6.7%	6.9%	7.2%	7.8%	7.1%
Income from Discontinued Ops.	—	(1,663)	(3,862)	(5,891)	(10,188)	(21,604)	—	—	—	—	—
Net Income	(8,255)	10,605	9,627	11,405	(1,760)	29,877	12,143	13,678	13,923	15,185	54,930
Net Margin	-1.1%	5.3%	4.6%	5.5%	-0.9%	3.7%	6.7%	7.0%	7.2%	7.8%	7.2%
Earnings Per Share (GAAP)	$(0.40)	$0.51	$0.51	$0.61	$(0.09)	$1.55	$0.67	$0.77	$0.80	$0.88	$3.12	$0.74	$0.83	$0.85	$0.93	$3.35
% Change	NM	NM	NM	NM	NM	NM	31.4%	51.0%	31.1%	NM	101.3%	-52.2%	23.7%	10.0%	16.5%	7.4%
Earnings Per Share (Continuing Ops.)		$0.59	$0.72	$0.92	$0.45	$2.67	$0.67	$0.77	$0.80	$0.88	$3.11	$0.74	$0.83	$0.85	$0.93	$3.35
% Change							13.6%	6.9%	-13.0%	95.6%	16.5%	10.4%	7.8%	6.3%	5.7%	7.7%
Earnings Per Share (Continuing Ops., pro forma)		$0.59	$0.75	$0.81	$0.71	$2.86	$0.67	$0.77	$0.80	$0.88	$3.11	$0.74	$0.83	$0.85	$0.93	$3.35
% Change							13.6%	2.7%	-1.2%	23.9%	8.7%	10.4%	7.8%	6.3%	5.7%	7.7%
Shares Outstanding (000s)	22,029	20,854	18,763	18,819	18,742	19,295	18,008	17,749	17,490	17,318	17,641	17,368	17,418	17,468	17,518	17,443

Calendar Year	CY08	CY09	CY010
EPS (Continuing Ops., pro forma)	$2.94	$3.18	$3.49
% Change YOY		8.2%	9.6%

Ratios	2007	1Q08	2Q08	3Q08	4Q08	2008	1Q09E	2Q09E	3Q09E	4Q09E	2009E	1Q10E	2Q10E	3Q10E	4Q10E	2010E
A/R in Days Sales	85	75	75	77	76	71	76	77	77	77	78	75	76	76	76	77
A/P and Accrued Days Op. Exp.	28	26	25	25	26	24	25	25	25	25	25	24	24	24	24	24
Current Ratio	3.03	2.1	2.3	2.4	2.4	2.45	2.6	2.5	2.5	2.6	2.61	2.7	2.7	2.9	3.0	2.99
Return on Assets, avg	-1.5%	8.7%	9.1%	9.1%	7.8%	41.7%	11.2%	12.4%	12.5%	13.4%	49.3%	11.1%	12.2%	12.0%	12.8%	48.2%
Return on Equity, avg.	-2.0%	12.4%	13.8%	13.5%	11.3%	14.7%	16.0%	17.7%	17.7%	18.9%	17.6%	15.5%	16.9%	16.5%	17.4%	16.5%
NOPAT/Capital*	1.9%	10.8%	13.0%	12.4%	10.5%	13.5%	14.7%	16.3%	16.4%	17.5%	16.2%	14.0%	15.3%	15.0%	15.9%	15.0%
Book Value, end	$18.36	$13.07	$15.18	$15.78	$15.95	$15.49	$17.04	$17.56	$18.12	$18.83	$18.48	$19.46	$20.18	$20.92	$21.73	$21.82

Some calculations may vary due to rounding.
Source: Maximus, Inc. data and Stifel Nicolaus estimates
11/13/2008

George A. Price, Jr.	Shlomo H. Rosenbaum	Richard M. Eskelsen
(443) 224-1323	(443) 224-1322	(443) 224-1366
gaprice@stifel.com	shrosenbaum@stifel.com	eskelsenr@stifel.com

7

Maximus, Inc.

Balance Sheet and Cash Flow

($ in thousands)

FY ends September 30

Balance Sheet	FY07	1Q08	2Q08	3Q08	4Q08	FY08	1Q09E	2Q09E	3Q09E 4	4Q09E	FY09 E	1Q10E	2Q10E	3Q10E	4Q10E	FY10 E
Cash and short-term investments		$62,654	$63,747	$78,271	$120,957		$124,235	$118,767	$120,524	$126,162		$141,809	$145,427	$157,133	$169,958
Accounts receivable, net		119,267	122,692	126,793	128,819		112,444	124,459	120,579	119,040		117,864	130,690	126,377	124,999
Unbilled receivables		49,771	52,314	49,721	30,695		40,158	43,670	45,217	47,616		42,860	46,675	48,253	50,926
Prepaid and other current assets		7,688	15,719	11,649	10,215		10,215	10,215	10,215	10,215		10,215	10,215	10,215	10,215
Deferred taxes		11,267	9,490	10,255	10,812		10,812	10,812	10,812	10,812		10,812	10,812	10,812	10,812
Total current assets		250,647	263,962	276,689	301,498		297,864	307,923	307,347	313,844		323,560	343,819	352,791	366,910
Property, plant and equipment, net		35,580	34,333	33,799	33,994		38,879	41,192	43,436	45,706		46,481	47,557	48,576	49,622
Net Software Development Costs		29,306	29,183	29,714	14,125		14,125	14,125	14,125	14,125		14,125	14,125	14,125	14,125
Deferred contract costs		7,712	6,273	5,435	5,324		5,324	5,324	5,324	5,324		5,324	5,324	5,324	5,324
Deferred taxes		—	—	—	7,722		7,722	7,722	7,722	7,722		7,722	7,722	7,722	7,722
Other assets		92,833	92,518	91,326	69,483		69,483	69,483	69,483	69,483		69,483	69,483	69,483	69,483
Total assets		416,078	426,269	436,963	432,146		433,397	445,769	447,437	456,204		466,695	488,030	498,021	513,186
Current liabilities:
Accounts payable		52,441	53,391	51,802	48,950		44,780	48,490	47,621	47,348		46,035	49,921	48,952	48,780
Accrued compensation and benefits		25,771	28,390	29,417	26,684		25,077	27,154	24,763	24,621		26,854	29,121	26,516	26,423
Billings in excess of costs and estimated earnings		37,461	33,151	33,836	19,676		18,806	20,451	20,167	20,272		17,928	19,524	19,223	19,366
Notes payable & other (cap. lease obligations)		1,643	1,238	830	417		417	417	417	417		417	417	417	417
Income taxes payable		—	—	—	12,662		12,662	12,662	12,662	12,662		12,662	12,662	12,662	12,662
Deferred taxes		2,675	998	1,237	14,919		14,919	14,919	14,919	14,919		14,919	14,919	14,919	14,919
S corporation distribution payable		—	—	—	—		—	—	—	—		—	—	—	—
Total current liabilities		119,991	117,168	117,122	123,308		116,662	124,093	120,550	120,239		118,815	126,565	122,689	122,567
Long-term debt		—	—	—	—		—	—	—	—		—	—	—	—
Deferred taxes		11,202	12,752	11,810	1,617		1,617	1,617	1,617	1,617		1,617	1,617	1,617	1,617
Other liabilities		12,319	11,470	10,996	8,315		8,315	8,315	8,315	8,315		8,315	8,315	8,315	8,315
Total liabilities		143,512	141,390	139,928	133,240		126,594	134,025	130,482	130,171		128,747	136,497	132,621	132,499
Redeemable common stock		—	—	—	—		—	—	—	—		—	—	—	—
Common stock		—	—	—	—		—	—	—	—		—	—	—	—
Additional paid-in capital		31,976	36,514	39,130	44,756		41,511	33,748	25,986	20,811		20,811	20,811	20,811	20,811
Retained earnings		240,590	248,365	257,905	254,150		265,293	277,996	290,970	305,223		317,137	330,723	344,589	359,877
Total stockholders’ equity		272,566	284,879	297,035	298,906		306,803	311,744	316,955	326,034		337,948	351,533	365,400	380,687
Total liab & stockholders’ equity		416,078	426,269	436,963	432,146		433,397	445,769	447,437	456,204		466,695	488,030	498,021	513,186
					20.8%

Cash Flow Statement	FY07	1Q08	2Q08	3Q08	4Q08	FY08	1Q09E	2Q09E	3Q09E	4Q09E	FY09E	1Q10E	2Q10E	3Q10E	4Q10E	FY10E
Cash flows from operating activities
Net income	$(8,255)	$10,605	$9,627	$11,405	$(1,760)	$29,877	$12,143	$13,678	$13,923	$15,185	$54,930	$12,851	$14,527	$14,813	$16,239	$58,430
Deferred taxes		4,195	3,327	(1,707)	(20,089)		—	—	—	—		—	—	—	—
Depreciation and amortization		5,039	4,799	4,271	(1,581)		2,600	2,600	2,600	2,600		2,600	2,600	2,600	2,600
Other		3,600	2,154	(4,588)	33,370		800	800	800	800		800	800	800	800
Funds from operations		23,439	19,907	9,381	9,940		15,543	17,078	17,323	18,585		16,251	17,927	18,213	19,639
(Increase) decrease in A/R		13,695	(3,425)	(4,101)	(2,026)		16,375	(12,016)	3,881	1,539		1,175	(12,826)	4,313	1,378
(Increase) decrease in excess costs and earnings		(7,571)	(2,543)	2,593	19,026		(9,463)	(3,512)	(1,547)	(2,399)		4,756	(3,815)	(1,578)	(2,672)
(Increase) decrease in prepaid other c/a		1,471	(8,031)	4,070	1,434		—	—	—	—		—	—	—	—
(Increase) decrease in other assets		—	—	—	—		—	—	—	—		—	—	—	—
Increase (decrease) in compensation		(3,678)	2,619	1,027	(2,733)		(1,607)	2,077	(2,391)	(142)		2,233	2,267	(2,605)	(93)
Increase (decrease) in A/P		(1,984)	950	(1,589)	(2,852)		(4,170)	3,710	(868)	(273)		(1,313)	3,886	(970)	(172)
Increase (decrease) in income tax payable		—	—	—	12,662		—	—	—	—		—	—	—	—
Increase (decrease) in excess billings		(680)	(2,871)	1,523	(14,049)		(870)	1,644	(284)	105		(2,343)	1,596	(301)	142
Increase (decrease) in other liabilities		2,176	(849)	(474)	(2,681)		—	—	—	—		—	—	—	—
Other changes to working capital (plug)		(6,079)	(1,253)	369	(240)		—	—	—	—		—	—	—	—
Working capital changes		(2,650)	(15,403)	3,418	8,541		265	(8,096)	(1,209)	(1,171)		4,508	(8,891)	(1,141)	(1,416)
Net cash provided by operating activities	51,190	20,789	4,504	12,799	18,481	56,573	15,809	8,983	16,113	17,414	58,319	20,759	9,036	17,072	18,223	65,089
Capital expenditures, net	(17,893)	(4,083)	(3,055)	(6,730)	(1,581)	(15,449)	(4,518)	(4,913)	(4,845)	(4,870)	(19,145)	(3,375)	(3,676)	(3,619)	(3,646)	(14,316)
% of revenue	2.4%	2.0%	1.5%	3.3%	0.8%	1.9%	2.5%	2.5%	2.5%	2.5%	2.5%	1.8%	1.8%	1.8%	1.8%	7.4%
Acquisitions		—	—	10,572	29,885		—	—	—	—		—	—	—	—
Other investing activities (plug)		—	—	59	(2,815)		(2,967)	—	—	—		—	—	—	—
Net cash used by investing activities		(4,083)	(3,053)	3,901	25,489		(7,485)	(4,913)	(4,845)	(4,870)		(3,375)	(3,676)	(3,619)	(3,646)
Free Cash Flow (excluding acquisitions)	33,297	16,706	1,449	6,069	16,900	41,124	11,291	4,070	11,269	12,544	39,174	17,384	5,360	13,453	14,577	50,774
% of net income	-403.4%					79.9%					71.3%					86.9%
Increase (decrease) in debt		(401)	(404)	(408)	(414)		—	—	—	—		—	—	—	—
Increase (decrease) in equity		(148,733)	2,195	97	990		(3,246)	(7,763)	(7,763)	(5,175)		—	—	—	—
Other financing activities (incl. dividend)		(1,925)	(2,149)	(1,865)	(1,860)		(1,801)	(1,775)	(1,749)	(1,732)		(1,737)	(1,742)	(1,747)	(1,752)
Net cash provided from financing activities		(151,059)	(358)	(2,176)	(1,284)		(5,046)	(9,537)	(9,512)	(6,907)		(1,737)	(1,742)	(1,747)	(1,752)
Net increase (decrease) in cash and cash equivalents	38,635	(134,353)	1,093	14,524	42,686	(76,050)	3,278	(5,468)	1,757	5,638	5,205	15,647	3,618	11,706	12,825	43,797

Source: Maximus, Inc. and Stifel Nicolaus estimates

8

Commercial IT Services Companies	Stifel, Nicolaus & Company, Inc.

Valuation Data:

($ in millions, except per share data)

					Equity	Price/Earnings Ratio		PE/Growth (PEG)		Enterprise	Enterprise Value/				Cash Flow
		Price	Annual	Annual	Market	CY	CY	CY	CY	Market	Trailing Twelve Months				Enterprise Value/			CY08 FCF
Ticker	Company	11/13/2008	High	Low	Value	2008	2009	2008	2009	Value	Revenue	EBIT	EBITDA		TTM FCF	CY08 FCF	CY09 FCF	Yield
ACN	Accenture, Ltd. (1) (3) (11)	$29.37	$43.04	$24.76	$23,788	10.7x	10.3x	0.3	2.8	$20,173	0.80x	6.6x	5.7x		8.1x	7.9x	8.1x	10.7%
ACS	Affiliated Comp. Services, Inc. (1) (7) (11)	41.40	57.40	36.84	4,061	11.3	10.2	1.3	0.9	5,997	0.96	8.6	5.5		10.4	12.6	13.7	11.7
BE	BearingPoint, Inc. (9) *	0.06	4.60	0.06	13	Neg	Neg	Neg	Neg	641	0.19	Neg	NM		Neg	Neg	NE	NE
CBR	CIBER, Inc. (1) (11)	4.62	8.97	3.57	279	8.5	8.4	0.6	3.8	421	0.35	7.2	5.4		8.7	7.4	12.4	20.4
CSC	CSC (1) (5) (11)	30.58	55.25	25.95	4,682	7.7	7.1	Neg	0.9	7,714	0.45	6.4	3.1		7.8	11.3	12.0	14.5
DTPI	Diamond Mgmt. & Tech. Consultants (1) (6) (11)	4.07	8.21	1.84	108	NM	NM	NM	NM	60	0.32	9.9	7.7		Neg	Neg	Neg	Neg
HCKT	The Hackett Group, Inc.	2.84	6.65	2.69	119	8.6	7.7	0.1	0.1	98	0.53	6.3	5.3		5.4	NE	NE	NE
HEW	Hewitt Associates Inc. (1) (4)	24.42	43.00	23.07	2,489	12.1	11.1	0.6	1.2	2,633	0.83	8.4	5.3		11.3	12.8	8.4	8.3
MMS	Maximus, Inc. (1) (10) (11)	31.02	47.50	25.94	581	10.5	9.7	0.2	1.2	460	0.62	5.3	4.7		12.7	12.9	10.2	6.2
NSTC	Ness Technologies, Inc.	4.76	13.00	4.51	188	4.8	5.1	0.0	Neg	206	0.32	5.2	3.7		8.5	NE	NE	NE
PER	Perot Systems Corp. (1) (8) (11)	12.45	18.82	11.05	1,526	12.8	11.9	0.5	1.6	1,461	0.52	8.0	4.9		8.4	10.3	12.0	9.3
PRFT	Perficient, Inc.	4.21	18.19	3.74	130	5.5	4.8	Neg	0.3	111	0.48	4.1	3.3		4.4	NE	NE	NE
UIS	Unisys Corp.	0.67	7.90	0.50	240	Neg	4.5	Neg	Neg	1,378	0.25	8.4	2.5	*	19.9	NE	NE	NE
	Mean:				Total	9.3x	8.3x	0.5x	1.4x	Total	0.53x	7.0x	4.7x		9.6x	10.7x	11.0x	11.6%
	Median:				$38,203	9.6	8.4	0.4	1.2	$41,355	0.50	6.9	5.1		8.5	11.3	12.0	10.7
	Mean: (Larger Caps) (2)					10.9x	9.2x	0.7x	1.5x		0.6x	7.7x	4.5x		11.0x	11.0x	10.8x	10.9%
	Median: (Larger Caps) (2)					11.3	10.2	0.6	1.2		0.7	8.2	5.1		9.4	11.3	12.0	10.7

Financial Data:

($ in millions)

										Balance Sheet Data
						Trailing Twelve Months					Goodwill	Total	TTM Capex/				Returns
		TTM	Revenue/EPS Growth			Gross			Net	Cash	as % of	Debt/	TTM	Total	LQA Rev. per		TTM	CY08
Ticker	Company	Revenue	CY08	CY09		Margin	EBIT	EBITDA	Income	Balance	Total Assets	Total Capital	Revenue	Employees	Employee	DSO	ROE/ROIC	ROE/ROIC
ACN	Accenture, Ltd. (1) (3) (11)	$25,313.8	15.1 / 31.5%	-1.8 / 3.6%		28.4%	12.0%	13.9%	8.3%	$3,623.0	6.7%	0.3%	1.3%	186,805	140,490	62	74.7 / 72.5%	86.9 / 73.6%
ACS	Affiliated Comp. Services, Inc. (1) (7) (11)	6,271.9	7.2 / 8.4	6.9 / 10.9		53.5	11.2	17.4	5.7	434.8	49.5	50.0	4.9	63,000	101,870	80	15.6 / 10.4	15.4 / 10.4
BE	BearingPoint, Inc. (9) *	3,430.7	-2.9 / -82.2	0.9 / -96.7		16.2	Neg	0.3	Neg	350.9	27.1	176.3	1.0	15,900	223,075	72	53.1 / -15.3	NE
CBR	CIBER, Inc. (1) (11)	1,201.5	11.9 / 15.4	0.7 / 2.2		27.1	4.9	6.5	2.6	39.3	56.2	28.2	1.3	8,500	141,161	80	6.7 / 6.1	7.1 / 6.3
CSC	CSC (1) (5) (11)	17,320.7	8.0 / -0.2	-21.0 / 8.2		20.3	6.9	14.5	3.7	741.6	25.5	39.7	4.5	91,000	186,316	92	16.7 / 8.0	16.0 / 7.9
DTPI	Diamond Mgmt. & Tech. Consultants (1) (6) (11)	190.0	-11.4 / -95.8	-1.6 / NM		31.1	3.2	4.1	1.5	47.1	0.0	0.0	1.4	582	278,392	34	3.9 / 2.7	19.6 / -1.0
HCKT	The Hackett Group, Inc.	184.6	8.7 / 94.1	9.3 / 12.1		40.9	8.4	10.1	8.1	20.3	50.5	0.0	1.4	729	269,410	61	15.1 / 11.9	NE
HEW	Hewitt Associates Inc. (1) (4)	3,171.3	3.9 / 21.5	0.5 / 9.5		14.5	9.9	15.7	9.1	275.2	20.5	33.5	3.3	23,000	138,188	75	23.8 / 23.9	21.5 / 19.4
MMS	Maximus, Inc. (1) (10) (11)	745.1	0.9 / 46.3	-1.1 / 8.	2	27.1	11.6	13.2	7.3	121.0	14.9	0.0	2.1	6,000	126,046	80	16.3 / 20.5	13.8 / 18.4
NSTC	Ness Technologies, Inc.	641.1	22.5 / 280.8	11.5 / -6.1		29.4	6.2	8.7	4.7	64.7	38.7	16.9	2.0	7,800	87,480	143	7.4 / 6.4	NE
PER	Perot Systems Corp. (1) (8) (11)	2,828.0	6.8 / 23.8	4.8 / 7.6		16.8	6.5	10.6	4.0	246.0	36.5	12.2	1.7	24,000	118,500	62	9.0 / 10.5	9.2 / 9.6
PRFT	Perficient, Inc.	231.9	8.3 / -2.6	7.3 / 14.5		33.7	11.6	14.7	7.0	18.3	60.6	0.0	1.0	1,323	178,685	74	9.2 / 9.9	NE
UIS	Unisys Corp.	5,570.1	-2.8 /-43.5	-1.6 / -215.4		23.8	2.9	9.9	(1.0)	471.4	5.4	80.5	3.4	31,000	172,903	68	-14.0 / 7.1	NE
	Mean:	Total				28.9%	7.9%	11.6%	5.1%		30.4%	21.8%	2.3%			76
	Median:	$67,101				27.7	7.7	11.9	5.2		31.0	14.5	1.8			74
	Mean (excl. negatives):					28.9%	7.9%	11.6%	5.1%
	Median (excl. negatives):					27.7	7.7	11.9	5.2

Notes:

* Not included in mean and median calculations

(1) Stifel Nicolaus Research estimates.

(2) Includes ACN, ACS, CSC, HEW, PER, and UIS.

(3) Accenture (ACN) ROIC is GROSS of cash and investments.

(4) Hewitt TTM EBIT and EBITDA exclude significant goodwill and asset impairment charges

(5) CSC net income and FCF exclude restructuring and impairment charges.

(6) DTPI FCF excludes ~$20M,  based on management’s estimate of cash needed to repurchase shares to offset dilutive equity comp.

(7) Affiliated Comp. Services EBIT, EBITDA, and NI exclude one-time  charges.

(8) PER TTM EBIT and NI exclude the $46M TRIAD termination benefit and $18M restructuring charge

(9) BE TTM EBIT and NI exclude lease and facilities restructuring charges

(10) MMS financials are on continuing operations basis.

(11) Reflects C3Q08 results.

Unless otherwise noted, all results reflect C2Q08 data.

Sources: Company data, Bloomberg Financial Markets, First Call estimates, FactSet Research Systems and Stifel Nicolaus Research estimates.

George A. Price, Jr.	Shlomo H. Rosenbaum	Richard M. Eskelsen
gaprice@stifel.com	shrosenbaum@stifel.com	eskelsenr@stifel.com
(443) 224-1323	(443) 224-1322	(443) 224-1366

9

Important Disclosures and Certifications

I, George Price, certify that the views expressed in this research report accurately reflect my personal views about the subject securities or issuers; and I, George Price, certify that no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation or views contained in this research report.

I, Shlomo Rosenbaum, certify that the views expressed in this research report accurately reflect my personal views about the subject securities or issuers; and I, Shlomo Rosenbaum, certify that no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation or views contained in this research report.

For a price chart with our ratings and target price changes for MMS go to http://sf.bluematrix.com/bluematrix/Disclosure?ticker=MMS

The rating and price target history for Maximus, Inc. and its securities prior to December 1, 2005 on the above price chart reflects the research analyst’s views while employed at the prior owner of part of the Stifel Nicolaus Capital Markets business.

Maximus, Inc. is a client of Stifel, Nicolaus & Company, Inc. or an affiliate or was a client of Stifel Nicolaus or an affiliate within the past 12 months.

Maximus, Inc. is provided with non-investment banking, securities related services by Stifel, Nicolaus & Company, Inc. or an affiliate or was provided with non-investment banking, securities related services by Stifel Nicolaus or an affiliate within the past 12 months.

Stifel, Nicolaus & Company, Inc. expects to receive or intends to seek compensation for investment banking services from Maximus, Inc. in the next 3 months.

Stifel, Nicolaus & Company, Inc. or an affiliate has received compensation for non-investment banking, securities related services from Maximus, Inc. in the past 12 months.

Stifel, Nicolaus & Company, Inc.’s research analysts receive compensation that is based upon (among other factors) Stifel Nicolaus’ overall investment banking revenues.

Our investment rating system is three tiered, defined as follows:

BUY -We expect this stock to outperform the S&P 500 by more than 10% over the next 12 months. For higher-yielding equities such as REITs and Utilities, we expect a total return in excess of 12% over the next 12 months.

HOLD -We expect this stock to perform within 10% (plus or minus) of the S&P 500 over the next 12 months. A Hold

10

rating is also used for those higher-yielding securities where we are comfortable with the safety of the dividend, but believe that upside in the share price is limited.

SELL -We expect this stock to underperform the S&P 500 by more than 10% over the next 12 months and believe the stock could decline in value.

Of the securities we rate, 38% are rated Buy, 57% are rated Hold, and 5% are rated Sell.

Within the last 12 months, Stifel, Nicolaus & Company, Inc. or an affiliate has provided investment banking services for 12%, 17% and 9% of the companies whose shares are rated Buy, Hold and Sell, respectively.

Additional Disclosures

STIFEL NICOLAUS ACTED AS FINANCIAL ADVISOR TO MAXIMUS, INC. IN CONNECTION WITH ITS SALE OF ITS CORRECTIONS SERVICES BUSINESS TO PROVIDENCE SERVICE CORPORATION.

Please visit the Research Page at www.stifel.com for the current research disclosures applicable to the companies mentioned in this publication that are within Stifel Nicolaus’ coverage universe. For a discussion of risks to target price please see our stand-alone company reports and notes for all Buy-rated stocks.

The information contained herein has been prepared from sources believed to be reliable but is not guaranteed by us and is not a complete summary or statement of all available data, nor is it considered an offer to buy or sell any securities referred to herein. Opinions expressed are subject to change without notice and do not take into account the particular investment objectives, financial situation or needs of individual investors. Employees of Stifel, Nicolaus & Company, Inc. or its affiliates may, at times, release written or oral commentary, technical analysis or trading strategies that differ from the opinions expressed within.

Stifel, Nicolaus & Company, Inc. is a multi-disciplined financial services firm that regularly seeks investment banking assignments and compensation from issuers for services including, but not limited to, acting as an underwriter in an offering or financial advisor in a merger or acquisition, or serving as a placement agent in private transactions. Moreover, Stifel Nicolaus and its affiliates and their respective shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options or other derivative instruments based thereon.

These materials have been approved by Stifel Nicolaus Limited, authorized and regulated by the Financial Services Authority (UK), in connection with its distribution to professional clients and eligible counterparties in the European Economic Area. (Stifel Nicolaus Limited home office: London +44 20 7557 6030.) No investments or services mentioned are available in the European Economic Area to retail clients or to anyone in Canada other than a Designated Institution. This investment research report is classified as objective for the purposes of the FSA rules. Please contact a Stifel Nicolaus entity in your jurisdiction if you require additional information.

Additional Information Is Available Upon Request

© 2008 Stifel, Nicolaus & Company, Inc. One South Street Baltimore, MD 21202. All rights reserved.

11

Appendix 5

Commercial IT Services	Maximus, Inc. MMS — NYSE Hold
December 15, 2008

	From	To
Changes	(Previous)	(Current)
Rating	—	Hold
FY09E EPS	$3.11	$3.04
(Net)
FY10E EPS	$3.35	$3.18
(Net)
Stock Data
Price (12/15/08):		$33.25
52-Week Range:		$45 – $26
Market Cap.($mm):		$615.1
Shr.O/S-Diluted (mm):		18.5
Enterprise Val. ($mm):		$509.1
Avg Daily Vol (3 Mo):		264,452
LT Debt/Total Cap.:		0.0%
Net Cash/Share:		$6.52
Dividend ($):		$0.40
Yield (%):		1.2%
Book Value/Share:		$14.87
S&P Index:		879.02

Price is intraday 12-15-08.

EPS (Net)	2008A	2009E	2010E
1Q	$0.59A	$0.66	$0.70
2Q	0.75A	0.75	0.79
3Q	0.81A	0.78	0.80
4Q	0.71A	0.86	0.88
FY Sep	$2.86A	$3.04	$3.18
P/E	11.6x	10.9x	10.5x

F3Q07 per share results do not include legal settlement charges. 2007 EPS is proforma.

FY08 quarterly EPS estimates are pro forma from continuing operations, and exclude one-time, nonrecurring items; include $0.03 of pre-ASR interest income.

Revenue (Net)	$807.9M	$755.7M	$788.1M
EV/Revenue	0.6x	0.7x	0.6x

FY08 revenue estimates are from continuing operations.

Pays To Settle TX/Accenture Arbitration; S&L Fiscal Crisis Looms; Maint. Hold

George A. Price	(443) 224-1323	gaprice@stifel.com
Shlomo Rosenbaum	(443) 224-1322	shrosenbaum@stifel.com
Richard Eskelsen	(443) 224-1366	eskelsenr@stifel.com
Company Update

•             Friday after the market close, MMS announced it had settled the outstanding arbitration matter with Accenture (ACN) and related outstanding contractual issues with the Texas Health and Human Services Commission (HHSC) stemming from the TX Integrated Eligibility contract.

•             MMS taking a pretax charge of $37.5M ($23.2M after-tax) in F4Q08, lowered previously reported F4Q08 and FY08 EPS from continuing operations, and lowered FY09 cash flow guidance. All in, consideration provided by MMS essentially totals $50M, higher than we would have thought.

•             Positively, this is one more issue MMS is now able to put behind it, and the financial impact appears manageable given what we view as MMS’ healthy balance sheet. Further, we believe some investors are looking at MMS as an “Obama stock”, given its healthcare focus and the expected stimulus plan that is expected to include significant funding for states.  MMS shares are up 6.1% versus S&P 500 down 9.1% since November 1, 2008.

•             However, we remain cautious on MMS shares for 2 primary reasons: (1) MMS continues to have to pay for execution-related issues, and given its track record, we suspect there are more to come, and (2) the state & local fiscal situation continues to deteriorate, and there is risk even to more insulated health and human services programs (MMS share price and earnings expectations tend to track with state revenue growth, though on a lagging basis). While we believe MMS has done a good job de-risking its business, we note 15% of revenue still comes from consulting, including a handful of ERP projects with recent execution issues.

•             MMS now trading at 11.0x our new CY09 estimate of $3.08 (up 5.3% YOY) and at 5.9x EV/TTM EBIT. While the PE is ahead of most commercial ITS stocks, the EV/TTM EBIT multiple is basically 1 turn below the commercial comp average of 6.8x. We note MMS’ FCF yield on our new CY09 FCF estimate is well below the group average of ~11%.  While we don’t view MMS’ valuation currently as expensive, we remain cautious on the name given increasingly difficult S&L fiscal situation. Maintain Hold.

All relevant disclosures and certifications appear on pages 12 - 14 of this report.

Investment Conclusions

Friday after the market close, MMS announced that it had settled the outstanding arbitration matter with Accenture (ACN) and related outstanding contractual issues with the Texas Health and Human Services Commission (HHSC) stemming from the TX Integrated Eligibility contract terminated in March 2007. MMS will take a pretax charge of $37.5M ($23.2M after-tax) in legal and settlement expense in F4Q08, lowered previously reported F4Q08 and FY08 EPS from continuing operations, and lowered FY09 cash flow guidance as a result of the payment. All in, consideration provided by MMS essentially totals $50M, more than we would have thought MMS would ultimately have to offer, given the company’s adamant stance on its performance.

Positively, this is one more issue that MMS is now able to put behind it, and the financial impact appears very manageable given what we view as MMS’ healthy balance sheet. Further, we believe that some investors are looking at MMS as an “Obama stock”, given its healthcare focus and the expected stimulus plan that is expected to include significant funding for states.

However, we remain cautious on MMS shares for 2 primary reasons: (1) MMS continues to have to pay for execution-related issues, and given its track record, we suspect there are more to come (for example, there is still an outstanding issue with CT, we believe), and (2) the state & local fiscal situation continues to deteriorate, which in really tough times does impact more insulated health and human services programs (MMS share price and earnings expectations tend to track with state revenue growth, though on a lagging basis). While MMS has done a good job de-risking its business, we note that 15% of revenue still comes from consulting, including a handful of ERP projects that have had execution issues recently. We also note that MMS expects a revenue headwind of $55M-$60M in FY09 from business that will not recur from FY08 (~7.7% of FY08 revenue on a continuing ops. basis), and approximately $70M worth of annual revenue is currently up for rebid in TX (work re-awarded to MMS after the TX IE contract termination).

MMS is now trading at 11.0x our new CY09 estimate of $3.08 (up 5.3% YOY) and at 5.9x EV/TTM EBIT. While the PE is ahead of most commercial ITS stocks, the EV/TTM EBIT multiple is basically 1 turn below the Commercial IT Services average of 6.8x. We also note that MMS’ FCF yield on our new CY09 FCF estimate is well below the group average of ~11%. While we do not view MMS’ valuation currently as expensive, we remain cautious on the name in the face of increasing difficulties in the S&L fiscal situation. Maintain Hold.

MMS Pays To Settle TX/ACN Contract Issues

After the close on Friday, MMS announced that it had settled the outstanding arbitration matter with Accenture (ACN, $28.59, Buy) and related outstanding contractual issues with the Texas Health and Human Services Commission (HHSC) stemming from the TX Integrated Eligibility contract terminated in March 2007. All in, consideration provided by MMS essentially totals $50M, comprised of (1) $27.5M in cash paid by MMS, (2) $12.5M in cash paid by MMS’ primary insurance carrier, and (3) $10M of in-kind services to be provided by MMS to TX HHSC, for which we understand there will be no associated profit or cash flow to MMS. While we note that cash outflows from MMS are only the $27.5M (~$23M after tax we believe), we view the other components as basically things that MMS was deemed responsible for, even if they will not result in a cash outflow from MMS. We also note that MMS is pursuing additional insurance coverage from its excess insurance carriers, though potential timing and magnitude of any additional coverage are not known at this time.

We also note that, according to the TX HHSC release on the settlement, the TX Access Alliance (ACN as prime contractor and MMS as subcontractor) will forgo $70.9M in payments for services provided to TX, will pay $20M in cash, and will provide a $10M credit against future work performed by MMS. Thus, while MMS (along with its primary insurance carrier) is paying out $40M in cash (total), only $20M apparently is going to TX. We assume the other $20M is going to ACN and nets against the A/R hit, which we assume is born by ACN as the prime contractor. ACN indicates the terms of the settlement are immaterial to its results.

We view the settlement as a minor inconvenience to MMS financially, given its $120M+ in cash on the balance sheet, and no debt. Still, some investors may find the terms of the settlement somewhat disappointing — having expected MMS to be paid as opposed to be paying — since MMS had been adamant in defending its work and position in the arbitration. Positively, this is one more issue that MMS is now able to put behind it, though given MMS’ track record

(not to mention the deteriorating S&L fiscal situation — discussed in more detail below) we are not so confident that there won’t be more issues to come. We believe MMS still has an outstanding issue pending with the state of Connecticut.

FY08 EPS Restated From Prior Results

MMS will take a pretax charge of $37.5M ($23.2M after-tax) in legal and settlement expense in F4Q08, given this is a subsequent event and the books are still technically open until the 10-K is filed. MMS would not break out the legal expense component of the charge. As a result of the settlement, F4Q08 GAAP loss is now $1.35 per share versus previously reported GAAP loss per share of $0.09, and earnings from continuing operations is now a loss per share of $0.80 versus the previously reported EPS from continuing operations of $0.45. MMS’ F4Q08 pro forma EPS from continuing operations, excluding nonrecurring items (including the TX/ACN settlement) remains $0.71, though we would view this number with increasing skepticism given the numerous charges and expenses MMS has incurred over the years due to performance and execution issues.

For full FY08 MMS now reports GAAP earnings per diluted share of $0.35 versus previously reported $1.55, and EPS from continuing operations of $1.48 versus previously reported $2.67. Again, pro forma EPS from continuing operations is unchanged at $2.83, though we view this number as $2.86 because we do not exclude the $0.03 per share in pre-ASR interest income (from F1Q08).

FY09 Cash Flow Guidance Reduced

As a result of the cash settlement payment, which is expected in F1Q09 (Dec), MMS lowered its FY09 cash flow guidance to $35M - $45M from continuing operations, versus prior guidance of $60M - $70M. However, we again note that this excludes $11M in payments due to recent divestitures, so reported cash flow will actually be lower (see our revised estimates below).

S&L Fiscal Situation Continues To Deteriorate

The Center on Budget and Policy Priorities (www.cbpp.org) recently indicated that 37 states are now facing mid-year budget shortfalls for current FY09 (June) totaling $31.2B. This is after 29 states closed a total of $48B in budget shortfalls when they enacted their FY09 budgets — i.e., things have gotten worse than expected in terms of state revenues. Further, 28 states now estimate a cumulative budget deficit in FY10 of over $60B. CBPP estimates this could go to a cumulative $100B deficit when all is said and done, worse than the last downturn. California, not surprisingly, tends to have the largest budget deficits of any single state. CA and NY, we note, have the largest projected FY10 budget gaps according to CBPP, at $19.5B and $12.5B, respectively ($32B of the current projected $60B). We point out that 3 of MMS’ top-5 contracts, we believe, are in these 2 states (CA Healthy Families and MediCal in CA, and MMS provides Medicaid enrollment broker services in NY).

Since states generally cannot deficit spend (unlike the Federal government), states must close these budget gaps via one or more means — use of reserve funds, tax increases, and spending cuts. States tend to use the first 2 first, holding off on the spending cuts until they really need to, and thus impacts to vendors like MMS tend to come later in the cycle. For example, MMS negatively preannounced in April 2003, well into the last downturn, citing issues such as (1) unexpected delays in contract signings (even where awards were made), (2) cuts in discretionary spending, (3) states grappling with FY04 budget deficits, and (4) uncertainty as to help from the federal government. However, it seems clear that the current recession is setting up to be much worse and longer than the last downturn (which lacked the same magnitude of issues in housing and credit markets, for example), which may accelerate these issues.

MMS Share Price And EPS Growth/Outlook Follow State Fiscal Situation And GDP

We highlight the 3 charts below, which illustrate a few things, in our opinion: (1) state tax revenue growth tends to lag the business cycle (GDP) by roughly a year, (2) MMS share prices tends to track state tax revenue growth over time (though we acknowledge several divergences, often due to company-specific issues, such as the declines in 2006 due to the initial losses on the TX Integrated Eligibility contract), and (3) MMS forward EPS expectations (using 2-year forward FirstCall consensus estimates) rose through the last business cycle (and even into the early portion of the downturn) and then cracked as state trends deteriorated materially.

Source for graphs: Rockefeller Institute of Government, Factset, and Stifel Nicolaus.

On the last point, one could look at the chart and say that history might be repeating itself (i.e., MMS forward EPS expectations have increased substantially even as the economy and state fiscal conditions have begun to deteriorate). We must acknowledge that a good portion of the improvement in MMS’ EPS outlook is due to factors like getting past the TX issues, as well as positive steps by the company to improve profitability and de-risk its operations (e.g., shifted focus away from larger, riskier deals, divested troublesome operations, etc.). However, that being said, we still believe that obvious and logical dependencies are likely to hold true at some point — if states (and other municipalities) are facing tough fiscal times, companies that provide services to them are at risk. We’ve seen this before.

But Aren’t Health And Human Services More Insulated From Macro Conditions?...

Generally, yes, but to a point, in our opinion. To be sure, politicians and other government employees are generally loath to cut services for the poor and disadvantaged (e.g., Medicaid, SCHIP) in a downturn. Doing so is not very politically favorable. But that being said, when things get bad, almost everything is potentially on the table for cuts (again, we point to MMS preannouncing in the last downturn). We note the following comments from CBPP (from “State Budget Troubles Worsen”, by Elizabeth McNichol and Iris J. Lav, Center on Budget and Policy Priorities, December 10, 2008):

•        “... at least 17 states have implemented or are considering cuts that will affect low-income children’s or families’ eligibility for health insurance or reduce their access to health care services.” (in current slowdown)

•        “The experience of the last recession is instructive as to what kinds of actions states may take. Between 2002 and 2004 states reduced services significantly. For example, in the last recession, some 34 states cut eligibility for public health programs, causing well over 1 million people to lose health coverage, and at least 23 states cut eligibility for child care subsidies or otherwise limited access to child care.”

...And What About President Elect Obama’s Stimulus Plan With Funding For The States?

This is an uncertainty. Clearly, President-Elect Obama has indicated support for states in general and for health programs administered by the states, in what is expected to be a very large stimulus package that is expected to be enacted shortly after he takes office in January 2009. Even money given to the states for other things like infrastructure would likely help fiscal conditions overall, and thus alleviate some pressure on programs for which MMS provides services. In addition, President-Elect Obama and other Democrats have indicated that current health programs may be supported as a first step to more systemic improvements in health care coverage in the U.S. This could ultimately benefit companies like MMS. Also, federal funding for the State Children’s Health Insurance Plan (SCHIP) expires at the end of March 2009, and media reports indicate there is bipartisan support for not only extending, but possibly expanding, this program, which could also ultimately benefit companies like MMS.

It remains to be seen, however, how much money we are talking about for a stimulus package, how much goes to the states, and in what form and via what programs.

Estimates

General Assumptions:

•                  MMS has $55M-$60M of work from FY08 that does not recur in FY09 (7.4%-8.1% of FY08 revenue on continuing ops. basis), as projects wind down or MMS voluntarily does not rebid work on unacceptable terms.

•                  MMS has ~3.3% currency headwind in FY09, based on current FX average and spot rates.

•                  Before currency and nonrecurring revenue impacts, we view Operations growth ~10% and Consulting growth as ~1%-2%.

•                  MMS wins its 2 TX recompetes (~$70M of annual revenue, or ~9.4% of FY08 revenue on continuing ops. basis) on terms fairly comparable to current terms.

•                  Pro forma OPM from continuing operations falls from 11.7% to 11.1%, based on tighter state & local fiscal conditions and likely performance issues on ERP and other legacy consulting/integration contracts.

•                  Tax rate 37.5%.

•                  MMS continues to repurchase shares, using the remaining $31M of authorization through FY09 at an average price of $30 per share.

ESTIMATES

F1Q09	Current	Prior	Variance	YOY Change	Comment
Revenue ($M, as reported)	$179.2	$180.7	$(1.5)	-11.3%	Includes impact of divestitures. Up 1.2% YOY on a continuing operations basis. Assumes some drop off in revenue, plus ~2.5% impact from currency.
Gross Margin	27.4%	27.4%	No change	+ 130 bps	Reflects divestiture of underperforming Systems business.
Operating Margin (excl. charges)	10.3%	10.4%	- 10 bps	+ 100 bps	Reflects divestiture of underperforming Systems business. Actually down 60 bps YOY on continuing ops. basis due to ERP cost overruns.
Diluted EPS (pro forma, cont. ops.)	$0.66	$0.67	$(0.01)	11.9%	Up basically due to share repurchases. Using net income against F1Q08 share count, EPS would be down $0.02 YOY.
FCF ($M)	$(15.9)	$11.3	$(27.1)	$(32.6)	Down largely due to anticipated cash payout of $27.5M net of insurance in F1Q09.

FY09	Current	Prior	Variance	YOY Change	Comment
Revenue ($M, as reported)	$755.7	$765.8	$(10.1)	-6.5%	Includes impact of divestitures. Up 1.4% YOY on a continuing operations basis. Assumes ~1% of revenue from FY08 does not persist, plus ~3.3% currency headwind.
Gross Margin	28.0%	28.0%	No change	+ 170 bps	Reflects divestiture of underperforming Systems business.
Operating Margin (excl. charges)	11.1%	11.1%	No change	- 60 bps	On continuing ops. basis, excluding goodwill impairment, TX settlement, and other “nonrecurring” charges.
Diluted EPS (pro forma, cont. ops.)	$3.04	$3.11	$(0.07)	6.3%
FCF ($M)	$6.4	$39.2	$(32.8)	$(34.7)	Down largely due to anticipated cash payout of $27.5M net of insurance in F1Q09. Includes anticipated $11M of payments made as result of divestitures.

FY10	Current	Prior	Variance	YOY Change	Comment
Revenue ($M, as reported)	$788.1	$818.0	$(30.0)	4.3%	Assumes ~7% growth in Operations excluding currency and FY08 revenue that does not recur. Also now assume greater demand headwinds for Consulting segment (down 5.7% YOY versus prior -2.6%).
Gross Margin	27.7%	27.7%	No change	- 30 bps	State & local fiscal pressures.
Operating Margin (excl. charges)	10.8%	10.8%	No change	- 30 bps	State & local fiscal pressures.
Diluted EPS (pro forma)	$3.18	$3.35	$(0.17)	4.6%	Lower revenue.
FCF ($M)	$44.2	$50.8	$(6.6)	$37.8	Higher capex assumption. FCF ~80% of net income.

Calendar Year	Current	Prior	Variance	YOY Change	Comment
CY08 Revenue ($M, as reported)	$785.2	$786.7	$(1.5)	0.7%
CY08 Pro forma EPS	$2.93	$2.94	$(0.01)	NM
CY09 Revenue ($M, as reported)	$763.3	$778.0	$(14.6)	-2.8%
CY09 Pro forma EPS	$3.08	$3.18	$(0.10)	5.3%

Source: Company data and Stifel Nicolaus.

Valuation

MMS is now trading at 11.0x our new CY09 estimate of $3.08 (up 5.3% YOY) and at 5.9x EV/TTM EBIT. While the PE is ahead of most commercial ITS stocks, the EV/TTM EBIT multiple is basically 1 turn below the Commercial IT Services average of 6.8x. We also note that MMS’ FCF yield on our new CY09 FCF estimate is well below the group average of ~11%. While we do not view MMS’ valuation currently as expensive, we remain cautious on the name in the face of increasing difficulties in the S&L fiscal situation.

We believe that some currently view MMS as an “Obama stock” in that the company focuses on core HHS services such as Medicaid and SCHIP that are more popular under a Democratic administration and that the company would benefit from the new administration directing fiscal aid to the states. We note that MMS shares have outperformed the S&P 500 since the beginning of November 2008 (MMS up 6.1% versus S&P 500 down 9.1% in that period). While we believe that the expected stimulus plan and potential reauthorization of SCHIP will ultimately benefit MMS (or at least relieve a lot of pressure effaced by MMS’ clients), the timing and magnitude of this are uncertain, and we believe the S&L fiscal situation is likely to get worse before it gets better. We remain concerned that the realities of a poor economy, economic issues throughout the country (e.g., Detroit auto bailout, continuing issues in credit markets and housing, and a poor consumer outlook), and the magnitude of budgetary gaps for the states pose a risk to services even in more insulated areas like Medicaid and SCHIP. In addition, MMS faces currency headwinds in FY09, ~7.7% revenue headwind in FY09 from nonrecurring revenue, and recompetes include 2 TX contracts that account for ~9% of total revenue. Maintain Hold.

In our view, MMS is also very likely a sale candidate when credit markets come back and potential suitors become less focused on hoarding cash, but that it seems is likely to take some time as well.

Company Description

Founded in 1975, Maximus is a leader in providing program management support (including both IT services and business process outsourcing) and consulting services primarily to health and human services agencies in state and local governments. Maximus utilizes technology combined with its strong program management skills and understanding of government agencies’ business processes to result in an operation that is more efficient than governments could achieve on their own at similar costs. Maximus is based in McLean, Virginia.

Maximus, Inc.

Income Statement

($ in thousands, except per share)

Fiscal year ends September 30

Income Statement	2007	1Q08	2Q08	3Q08	4Q08	2008	1Q09E	2Q09E	3Q09E	4Q09E	2009E	1Q10E	2Q10E	3Q10E	4Q10E	2010E
Revenue (as reported)	$738,646	$201,950	$210,584	$206,324	$189,069	$807,927	$179,199	$192,436	$190,950	$193,157	$755,742	$186,796	$200,727	$199,004	$201,537	$788,064
Year-over-year % Change (as reported)	5.4%	25.3%	17.6%	5.0%	-6.3%	9.4%	-11.3%	-8.6%	-7.5%	2.2%	-6.5%	4.2%	4.3%	4.2%	4.3%	4.3%
Year-over-year % Change (continuing ops.)		34.4%	25.7%	11.4%	8.8%	19.0%	1.2%	1.5%	0.8%	2.2%	1.4%
Sequential % Change	5.4%	0.0%	4.3%	-2.0%	-8.4%	9.4%	-5.2%	7.4%	-0.8%	1.2%	-6.5%	-3.3%	7.5%	-0.9%	1.3%	4.3%
Salaries, wages and other	561,563	149,183	156,694	151,086	138,260	595,223	130,099	139,324	136,338	138,300	544,061	136,175	145,929	142,686	144,905	569,694
Gross Profit	177,083	52,767	53,890	55,238	50,809	212,704	49,101	53,112	54,612	54,857	211,681	50,622	54,798	56,318	56,632	218,370
Gross Margin	24.0%	26.1%	25.6%	26.8%	26.9%	26.3%	27.4%	27.6%	28.6%	28.4%	28.0%	27.1%	27.3%	28.3%	28.1%	27.7%
Selling Gen & Admin	131,752	33,033	35,019	35,213	29,126	132,391	29,760	31,616	32,589	30,722	124,687	31,021	32,978	33,964	32,054	130,018
Stock Option Expense	3,829	1,020	2,154	1,595	1,774	6,543	800	800	800	800	3,200	800	800	800	800	3,200
Consolidating Adjustment & Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Charges/Nonrecurring Items	44,638	2,200	931	3,737	44,327	51,195	—	—	—	—	—	—	—	—	—	—
Total Operating Expense	180,219	36,253	38,104	40,545	75,227	190,129	30,560	32,416	33,389	31,522	127,887	31,821	33,778	34,764	32,854	133,218
% of Revenue	24.4%	18.0%	18.1%	19.7%	39.8%	23.5%	17.1%	16.8%	17.5%	16.3%	16.9%	17.0%	16.8%	17.5%	16.3%	16.9%
Operating Income (GAAP)	(3,136)	16,514	15,786	14,693	(24,418)	22,575	18,541	20,696	21,223	23,335	83,795	18,801	21,020	21,554	23,778	85,153
% Change	11.0%	-195.0%	580.4%	-248.0%	-211.8%	-819.9%	12.3%	31.1%	44.4%	-195.6%	271.2%	-16.7%	13.4%	4.1%	12.0%	1.6%
Oper. Margin (GAAP)	-0.4%	8.2%	7.5%	7.1%	-12.9%	2.8%	10.3%	10.8%	11.1%	12.1%	11.1%	10.1%	10.5%	10.8%	11.8%	10.8%
Oper. Margin (Continuing Ops.)		10.9%	11.7%	14.3%	-12.9%	5.9%
Operating Margin (excl. charges)	5.6%	9.3%	7.9%	8.9%	10.5%	9.1%	10.3%	10.8%	11.1%	12.1%	11.1%	10.1%	10.5%	10.8%	11.8%	10.8%
Investment Income	5,804	1,501	107	490	325	2,423	545	484	474	466	1,969	776	878	922	959	3,535
Minority Interest	451	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income Before Income Taxes	3,119	18,015	15,893	15,183	(24,093)	24,998	19,086	21,180	21,696	23,801	85,764	19,576	21,898	22,476	24,737	88,688
Pretax Margin	0.4%	8.9%	7.5%	7.4%	-12.7%	3.1%	10.7%	11.0%	11.4%	12.3%	11.3%	10.5%	10.9%	11.3%	12.3%	11.3%
% Change	-22.7%	-211.1%	303.9%	-268.1%	-198.6%	701.5%	5.9%	33.3%	42.9%	-198.8%	243.1%	-21.7%	14.7%	6.1%	14.0%	3.4%
Provision for Income Taxes	11,374	7,410	6,266	5,379	(9,321)	9,734	7,157	7,943	8,136	8,925	32,161	7,341	8,212	8,429	9,276	33,258
Tax Rate	364.7%	41.1%	39.4%	35.4%	38.7%	38.9%	37.5%	37.5%	37.5%	37.5%	37.5%	37.5%	37.5%	37.5%	37.5%	37.5%
Income from Continuing Ops.	(8,255)	12,268	13,489	17,296	(14,772)	28,281	11,929	13,238	13,560	14,876	53,602	12,235	13,687	14,048	15,460	55,430
Margin	-1.1%	6.1%	6.4%	8.4%	-7.8%	3.5%	6.7%	6.9%	7.1%	7.7%	7.1%	6.6%	6.8%	7.1%	7.7%	7.0%
Income from Discontinued Ops.	—	(1,663)	(3,862)	(5,891)	(10,188)	(21,604)	—	—	—	—	—
Net Income	(8,255)	10,605	9,627	11,405	(24,960)	6,677	11,929	13,238	13,560	14,876	53,602
Net Margin	-1.1%	5.3%	4.6%	5.5%	-13.2%	0.8%	6.7%	6.9%	7.1%	7.7%	7.1%
Earnings Per Share (GAAP)	$(0.40)	$0.51	$0.51	$0.61	$(1.35)	$0.35	$0.66	$0.75	$0.78	$0.86	$3.04	$0.70	$0.79	$0.80	$0.88	$3.18
% Change	NM	NM	NM	NM	NM	NM	29.4%	47.1%	27.9%	NM	NM	103.0%	18.6%	7.8%	13.8%	4.4%
Earnings Per Share (Continuing Ops.)		$0.59	$0.72	$0.92	$(0.80)	$1.47	$0.66	$0.75	$0.78	$0.86	$3.04	$0.70	$0.79	$0.80	$0.88	$3.18
% Change							11.9%	4.2%	-15.2%	NM	106.8%	6.1%	5.3%	2.6%	2.3%	4.6%
Earnings Per Share (Continuing Ops., pro forma)		$0.59	$0.75	$0.81	$0.71	$2.86	$0.66	$0.75	$0.78	$0.86	$3.04	$0.70	$0.79	$0.80	$0.88	$3.18
% Change							11.9%	0.0%	-3.7%	21.1%	6.3%	6.1%	5.3%	2.6%	2.3%	4.6%
Shares Outstanding (000s)	22,029	20,854	18,763	18,819	18,540	19,244	18,008	17,749	17,490	17,318	17,641	17,368	17,418	17,468	17,518	17,443

Calendar Year														CY 08	CY 09	CY 010
EPS (Continuing Ops., pro forma)														$2.93	$3.08	$3.26
% Change YOY															5.3%	5.8%

Ratios	2007	1Q08	2Q08	3Q08	4Q08	2008	1Q09E	2Q09E	3Q09E	4Q09E	2009E	1Q10E	2Q10E	3Q10E	4Q10E	2010E
A/R in Days Sales	85	75	75	77	76	71	76	75	78	81	83	75	74	77	80	82
A/P and Accrued Days Op. Exp.	28	26	25	25	26	24	25	25	25	26	26	24	24	24	25	25
Current Ratio	3.03	2.1	2.3	2.4	1.9	1.92	2.3	2.3	2.3	2.3	2.33	2.5	2.5	2.6	2.7	2.67
Return on Assets, avg	-1.5%	8.7%	9.1%	9.1%	-13.3%	52.2%	11.1%	12.7%	12.8%	13.8%	48.2%	11.2%	12.2%	12.1%	12.9%	48.0%
Return on Equity, avg.	-2.0%	12.4%	13.8%	13.5%	-20.6%	19.4%	17.1%	18.5%	18.7%	20.0%	18.6%	15.9%	17.2%	16.9%	17.9%	16.9%
NOPAT/Capital*	1.9%	10.8%	13.0%	12.4%	-18.3%	16.6%	14.2%	16.6%	16.7%	18.0%	15.6%	14.1%	15.2%	15.0%	15.9%	15.0%
Book Value, end	$18.36	$13.07	$15.18	$15.78	$14.87	$14.33	$15.74	$16.22	$16.74	$17.41	$17.09	$18.01	$18.69	$19.39	$20.16	$20.25

Some calculations may vary due to rounding.

Source: Maximus, Inc. data and Stifel Nicolaus estimates

12/15/2008

George A. Price, Jr.	Shlomo H. Rosenbaum	Richard M. Eskelsen
(443) 224-1323	(443) 224-1322	(443) 224-1366
gaprice@stifel.com	shrosenbaum@stifel.com	eskelsenr@stifel.com

Maximus, Inc.

Balance Sheet and Cash Flow

($ in thousands)

FY ends September 30

Balance Sheet	FY07	1Q08	2Q08	3Q08	4Q08	FY08	1Q09E	2Q09E	3Q09E	4Q09E	FY09E	1Q10E	2Q10E	3Q10E	4Q10E	FY10E
Cash and short-term investments		$62,654	$63,747	$78,271	$120,957		$97,094	$96,523	93,045	$93,382		$113,524	$120,711	$125,107	$130,624
Accounts receivable, net		119,267	122,692	126,793	128,819		111,502	117,600	120,935	126,625		114,153	120,436	123,825	129,880
Unbilled receivables		49,771	52,314	49,721	30,695		39,822	42,764	44,555	47,216		41,510	44,606	46,434	49,265
Prepaid and other current assets		7,688	15,719	11,649	10,215		10,215	10,215	10,215	10,215		10,215	10,215	10,215	10,215
Deferred taxes		11,267	9,490	10,255	25,750		13,250	13,250	13,250	13,250		13,250	13,250	13,250	13,250
Total current assets		250,647	263,962	276,689	316,436		271,882	280,351	282,000	290,688		292,652	309,218	318,831	333,234
Property, plant and equipment, net		35,580	34,333	33,799	33,994		38,841	41,052	43,226	45,455		47,524	49,943	52,318	54,756
Net Software Development Costs		29,306	29,183	29,714	14,125		14,125	14,125	14,125	14,125		14,125	14,125	14,125	14,125
Deferred contract costs		7,712	6,273	5,435	5,324		5,324	5,324	5,324	5,324		5,324	5,324	5,324	5,324
Deferred taxes		—	—	—	10,933		10,933	10,933	10,933	10,933		10,933	10,933	10,933	10,933
Other assets		92,833	92,518	91,326	69,483		69,483	69,483	69,483	69,483		69,483	69,483	69,483	69,483
Total assets		416,078	426,269	436,963	450,295		410,588	421,268	425,090	436,008		440,042	459,026	471,014	487,855
Current liabilities:
Accounts payable		52,441	53,391	51,802	48,950		44,405	47,483	46,924	48,829		44,586	47,709	47,106	49,156
Accrued compensation and benefits		25,771	28,390	29,417	26,684		24,867	26,591	26,278	26,292		26,008	27,830	27,479	27,527
Billings in excess of costs and estimated earnings		37,461	33,151	33,836	19,676		18,649	20,026	19,872	20,101		17,364	18,659	18,499	18,734
Notes payable & other (cap. lease obligations)		1,643	1,238	830	417		417	417	417	417		417	417	417	417
Income taxes payable		—	—	—	4,011		4,011	4,011	4,011	4,011		4,011	4,011	4,011	4,011
Deferred taxes		2,675	998	1,237	64,919		24,919	24,919	24,919	24,919		24,919	24,919	24,919	24,919
S corporation distribution payable		—	—	—	—		—	—	—	—		—	—	—	—
Total current liabilities		119,991	117,168	117,122	164,657		117,268	123,448	122,421	124,569		117,305	123,544	122,431	124,764
Long-term debt		—	—	—	—		—	—	—	—		—	—	—	—
Deferred taxes		11,202	12,752	11,810	1,617		1,617	1,617	1,617	1,617		1,617	1,617	1,617	1,617
Other liabilities		12,319	11,470	10,996	8,315		8,315	8,315	8,315	8,315		8,315	8,315	8,315	8,315
Total liabilities		143,512	141,390	139,928	174,589		127,200	133,380	132,353	134,501		127,237	133,476	132,363	134,696
Redeemable common stock		—	—	—	—		—	—	—	—		—	—	—	—
Common stock		—	—	—	—		—	—	—	—		—	—	—	—
Additional paid-in capital		31,976	36,514	39,130	39,220		35,975	28,212	20,450	15,275		15,275	15,275	15,275	15,275
Retained earnings		240,590	248,365	257,905	236,486		247,414	259,677	272,288	286,232		297,530	310,275	323,376	337,885
Total stockholders’ equity		272,566	284,879	297,035	275,706		283,389	287,889	292,738	301,506		312,805	325,550	338,651	353,159
Total liab & stockholders’ equity		416,078	426,269	436,963	450,295		410,588	421,268	425,090	436,008		440,042	459,026	471,014	487,855
					68.7%

Cash Flow Statement	FY07	1Q08	2Q08	3Q08	4Q08	FY08	1Q09E	2Q09E	3Q09E	4Q09E	FY09E	1Q10E	2Q10E	3Q10E	4Q10E	FY10E
Cash flows from operating activities
Net income	$(8,255)	$10,605	$9,627	$11,405	$(24,960)	$6,677	$11,929	$13,238	$13,560	$14,876	$53,602	$12,235	$13,687	$14,048	$15,460	$55,430
Deferred taxes		4,195	3,327	(1,707)	(26,015)		(27,500)	—	—	—		—	—	—	—
Depreciation and amortization		5,039	4,799	4,271	(1,581)		2,600	2,600	2,600	2,600		2,600	2,600	2,600	2,600
Other		3,600	2,154	(4,588)	33,370		800	800	800	800		800	800	800	800
Funds from operations		23,439	19,907	9,381	(19,186)		(12,171)	16,638	16,960	18,276		15,635	17,087	17,448	18,860
(Increase) decrease in A/R		13,695	(3,425)	(4,101)	(2,026)		17,317	(6,098)	(3,335)	(5,690)		12,472	(6,283)	(3,388)	(6,055)
(Increase) decrease in excess costs and earnings		(7,571)	(2,543)	2,593	19,026		(9,127)	(2,942)	(1,791)	(2,661)		5,706	(3,096)	(1,828)	(2,830)
(Increase) decrease in prepaid other c/a		1,471	(8,031)	4,070	1,434		—	—	—	—		—	—	—	—
(Increase) decrease in other assets		—	—	—	—		—	—	—	—		—	—	—	—
Increase (decrease) in compensation		(3,678)	2,619	1,027	(2,733)		(1,817)	1,724	(313)	15		(284)	1,822	(351)	48
Increase (decrease) in A/P		(1,984)	950	(1,589)	(2,852)		(4,545)	3,078	(559)	1,904		(4,243)	3,123	(602)	2,049
Increase (decrease) in income tax payable		—	—	—	4,011		—	—	—	—		—	—	—	—
Increase (decrease) in excess billings		(680)	(2,871)	1,523	(14,049)		(1,027)	1,378	(155)	230		(2,737)	1,295	(160)	236
Increase (decrease) in other liabilities		2,176	(849)	(474)	(2,681)		—	—	—	—		—	—	—	—
Other changes to working capital (plug)		(6,079)	(1,253)	369	37,537		—	—	—	—		—	—	—	—
Working capital changes		(2,650)	(15,403)	3,418	37,667		801	(2,860)	(6,153)	(6,203)		10,913	(3,139)	(6,330)	(6,553)
Net cash provided by operating activities	51,190	20,789	4,504	12,799	18,481	56,573	(11,370)	13,777	10,807	12,073	25,287	26,548	13,948	11,118	12,308	63,921
Capital expenditures, net	(17,893)	(4,083)	(3,055)	(6,730)	(1,581)	(15,449)	(4,480)	(4,811)	(4,774)	(4,829)	(18,894)	(4,670)	(5,018)	(4,975)	(5,038)	(19,702)
% of revenue	2.4%	2.0%	1.5%	3.3%	0.8%	1.9%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Acquisitions		—	—	10,572	29,885		—	—	—	—		—	—	—	—
Other investing activities (plug)		—	—	59	(2,815)		(2,967)	—	—	—		—	—	—	—
Net cash used by investing activities		(4,083)	(3,053)	3,901	25,489		(7,447)	(4,811)	(4,774)	(4,829)		(4,670)	(5,018)	(4,975)	(5,038)
Free Cash Flow (excluding acquisitions)	33,297	16,706	1,449	6,069	16,900	41,124	(15,850)	8,967	6,033	7,244	6,394	21,879	8,929	6,143	7,269	44,220
% of net income	-403.4%					145.4%					11.9%					79.8%
Increase (decrease) in debt		(401)	(404)	(408)	(414)		—	—	—	—		—	—	—	—
Increase (decrease) in equity		(148,733)	2,195	97	990		(3,246)	(7,763)	(7,763)	(5,175)		—	—	—	—
Other financing activities (incl. dividend)		(1,925)	(2,149)	(1,865)	(1,860)		(1,801)	(1,775)	(1,749)	(1,732)		(1,737)	(1,742)	(1,747)	(1,752)
Net cash provided from financing activities		(151,059)	(358)	(2,176)	(1,284)		(5,046)	(9,537)	(9,512)	(6,907)		(1,737)	(1,742)	(1,747)	(1,752)
Net increase (decrease) in cash and cash equivalents	38,635	(134,353)	1,093	14,524	42,686	(76,050)	(23,863)	(571)	(3,478)	337	(27,575)	20,142	7,188	4,396	5,517	37,243

Source: Maximus, Inc. and Stifel Nicolaus estimates

Commercial IT Services Companies	Stifel, Nicolaus & Company, Inc.

Valuation Data:

($ in millions, except per share data)

					Equity	Price/Earnings Ratio		PE/Growth (PEG)		Enterprise	Enterprise Value/				Cash Flow
		Price	Annual	Annual	Market	CY	CY	CY	CY	Market	Trailing Twelve Months				Enterprise Value/			CY09 FCF
Ticker	Company	12/15/2008	High	Low	Value	2008	2009	2008	2009	Value	Revenue	EBIT	EBITDA		TTM FCF	CY08 FCF	CY09 FCF	Yield
ACN	Accenture, Ltd. (1) (3)	$28.48	$43.04	$24.76	$23,067	10.3x	10.0x	0.3	2.7	$19,452	0.77x	6.4x	5.5x		7.8x	7.6x	7.8x	11.6%
ACS	Affiliated Comp. Services, Inc. (1) (7)	39.16	57.40	34.84	3,841	10.7	9.6	1.3	0.9	5,777	0.92	8.2	5.3		10.1	12.2	13.2	11.3
CBR	CIBER, Inc. (1)	4.02	8.97	2.95	242	7.4	7.3	0.5	3.3	385	0.32	6.5	4.9		8.0	6.8	11.3	13.9
CSC	CSC (1) (5)	31.31	50.52	23.93	4,794	7.9	7.3	Neg	0.9	7,825	0.45	6.5	3.1		7.9	11.5	12.2	13.2
DTPI	Diamond Mgmt. & Tech. Consultants (1) (6)	4.02	7.45	1.84	106	NM	NM	NM	NM	59	0.31	9.7	7.5		Neg	Neg	Neg	Neg
HCKT	The Hackett Group, Inc.	2.67	6.65	2.07	111	8.3	7.4	0.1	0.1	85	0.45	5.1	4.3		3.8	NE	NE	NE
HEW	Hewitt Associates Inc. (1) (4)	26.57	43.00	22.78	2,608	13.2	10.4	0.6	0.4	2,868	0.89	9.3	5.7		13.6	15.3	11.2	9.8
MMS	Maximus, Inc. (1) (9)	33.96	45.07	25.94	630	11.6	11.0	0.3	2.1	509	0.68	5.9	5.2		14.0	59.4	11.5	7.4
NSTC	Ness Technologies, Inc. (1)	4.25	13.00	3.54	169	4.4	4.9	0.0	Neg	177	0.27	5.0	3.3		8.6	NE	NE	NE
PER	Perot Systems Corp. (1) (8)	12.43	18.82	10.71	1,524	12.8	11.9	0.5	1.6	1,459	0.52	8.0	4.9		8.4	10.3	12.0	8.0
PRFT	Perficient, Inc.	4.86	17.08	2.31	148	6.7	6.8	Neg	Neg	132	0.56	5.6	4.3		5.6	NE	NE	NE
UIS	Unisys Corp. (10)	0.59	5.11	0.38	213	Neg	4.5	Neg	Neg	781	0.14	4.9	1.2	*	4.7	NE	NE	NE
	Mean:				Total	9.3x	8.3x	0.4x	1.5x	Total	0.52x	6.8x	4.6x		8.4x	17.6x	11.3x	10.7%
	Median:				$37,454	9.3	7.4	0.4	1.2	$39,509	0.48	6.5	4.9		8.0	11.5	11.5	11.3
	Mean: (Larger Caps) (2)					11.0x	9.8x	0.7x	1.3x		0.71x	7.7x	4.9x		9.6x	11.4x	11.3x	10.8%
	Median: (Larger Caps) (2)					10.7	10.0	0.6	0.9		0.77	8.0	5.3		8.4	11.5	12.0	11.3

Financial Data:

($ in millions)

									Balance Sheet Data
					Trailing Twelve Months					Goodwill	Total	TTM Capex/				Returns
		TTM	Revenue/EPS Growth		Gross			Net	Cash	as % of	Debt/	TTM	Total	LQA Rev. per		TTM	CY09
Ticker	Company	Revenue	CY08	CY09	Margin	EBIT	EBITDA	Income	Balance	Total Assets	Total Capital	Revenue	Employees	Employee	DSO	ROE/ROIC	ROE/ROIC
ACN	Accenture, Ltd. (1) (3)	$25,313.8	15.1 / 31.5%	-1.8 / 3.6%	28.4%	12.0%	13.9%	8.3%	$3,623.0	6.7%	0.3%	1.3%	186,805	140,490	62	74.7 / 72.5%	101.9 / 78.4%
ACS	Affiliated Comp. Services, Inc. (1) (7)	6,271.9	7.2 / 8.4	6.9 / 10.9	53.5	11.2	17.4	5.7	434.8	49.5	50.0	4.9	63,000	101,870	80	15.6 / 10.4	15.0 / 11.3
CBR	CIBER, Inc. (1)	1,201.5	11.9 / 15.4	0.7 / 2.2	27.1	4.9	6.5	2.6	39.3	56.2	28.2	1.3	8,500	141,161	80	6.7 / 6.1	6.8 / 6.3
CSC	CSC (1) (5)	17,320.7	8.0 / -0.2	-21.0 / 8.2	20.3	6.9	14.5	3.7	741.6	25.5	39.7	4.5	91,000	186,316	92	11.5 / 8.0	10.7 / 8.1
DTPI	Diamond Mgmt. & Tech. Consultants (1) (6)	190.0	-11.4 / -95.8	-1.6 / NM	31.1	3.2	4.1	1.5	47.1	0.0	0.0	1.4	582	278,392	34	3.9 / 2.7	4.0 / 7.8
HCKT	The Hackett Group, Inc.	188.2	7.6 / 88.2	5.0 / 12.5	41.4	8.8	10.4	9.3	26.1	49.3	0.0	1.0	747	269,922	59	17.9 / 13.4	NE
HEW	Hewitt Associates Inc. (1) (4)	3,227.6	5.3 / 22.0	1.7 / 26.1	38.8	9.6	15.5	6.4	541.5	19.1	55.2	3.6	23,000	143,396	72	25.7 / 20.1	30.5 / 26.0
MMS	Maximus, Inc. (1) (9)	745.1	0.7 / 45.7	-2.8 / 5.3	27.1	11.6	13.2	7.3	121.0	14.9	0.0	2.1	6,000	126,046	80	16.5 / 19.8	18.1 / 23.9
NSTC	Ness Technologies, Inc. (1)	666.5	19.6 / 273.1	7.5 / -10.3	28.9	5.3	7.9	2.7	81.7	38.2	17.8	2.1	8,300	66,837	175	4.4 / 5.8	NE
PER	Perot Systems Corp. (1) (8)	2,828.0	6.8 / 23.8	4.8 / 7.6	16.8	6.5	10.6	4.0	246.0	36.5	12.2	1.7	24,000	118,500	62	9.0 / 10.5	9.1 / 10.4
PRFT	Perficient, Inc.	237.1	5.9/ -6.4	-0.4 / -2.7	33.0	10.0	13.1	5.8	15.6	61.2	0.0	0.8	1,327	175,753	76	7.7 / 8.6	NE
UIS	Unisys Corp. (10)	5,489.4	-5.9 / -60.9	-4.5 / -244.4	23.9	2.9	11.8	(1.1)	493.8	5.5	73.6	3.6	31,000	169,342	63	-15.1 / 11.0	NE
	Mean:	Total			30.9%	7.7%	11.6%	4.7%		30.2%	23.1%	2.4%			78
	Median:	$63,680			28.7	7.9	12.4	4.9		31.0	15.0	1.9			80
	Mean (excl. negatives):				30.9%	7.7%	11.6%	5.2%
	Median (excl. negatives):				28.7	7.9	12.4	5.7

Notes:

* Not included in mean and median calculations

(1)          Stifel Nicolaus Research estimates.

(2)          Includes ACN, ACS, CSC, HEW, PER, and UIS.

(3)          Accenture (ACN) ROIC is GROSS of cash and investments.

(4)          Hewitt TTM EBIT and EBITDA exclude significant goodwill and asset impairment charges

(5)          CSC net income and FCF exclude restructuring and impairment charges.

(6)          DTPI FCF excludes ~$20M, based on management’s estimate of cash needed to repurchase shares to offset dilutive equity comp.

(7)          Affiliated Comp. Services EBIT, EBITDA, and NI exclude one-time charges.

(8)          PER TTM EBIT and NI exclude the $46M TRIAD termination benefit and $18M restructuring charge

(9)          MMS financials are on continuing operations basis.

(10)    Reflects C2Q08 data.

Unless otherwise noted, all results reflect C3Q08 data.

Sources: Company data, Bloomberg Financial Markets, First Call estimates, FactSet Research Systems and Stifel Nicolaus Research estimates.

George A. Price, Jr.	Shlomo H. Rosenbaum	Richard M. Eskelsen
gaprice@stifel. com	shrosenbaum@stifel. com	eskelsenr@stifel. com
(443) 224-1323	(443) 224-1322	(443) 224-1366

Important Disclosures and Certifications

I, George Price, certify that the views expressed in this research report accurately reflect my personal views about the subject securities or issuers; and I, George Price, certify that no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation or views contained in this research report.

I, Shlomo Rosenbaum, certify that the views expressed in this research report accurately reflect my personal views about the subject securities or issuers; and I, Shlomo Rosenbaum, certify that no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation or views contained in this research report.

For a price chart with our ratings and target price changes for MMS go to
http://sf.bluematrix.com/bluematrix/Disclosure?ticker=MMS

For a price chart with our ratings and target price changes for ACN go to
http://sf.bluematrix.com/bluematrix/Disclosure?ticker=ACN

Maximus, Inc. is a client of Stifel, Nicolaus & Company, Inc. or an affiliate or was a client of Stifel Nicolaus or an affiliate within the past 12 months.

Maximus, Inc. is provided with non-investment banking, securities related services by Stifel, Nicolaus & Company, Inc. or an affiliate or was provided with non-investment banking, securities related services by Stifel Nicolaus or an affiliate within the past 12 months.

Stifel, Nicolaus & Company, Inc. expects to receive or intends to seek compensation for investment banking services from Maximus, Inc. in the next 3 months.

Stifel, Nicolaus & Company, Inc. or an affiliate has received compensation for non-investment banking, securities related services from Maximus, Inc. in the past 12 months.

Stifel, Nicolaus & Company, Inc.’s research analysts receive compensation that is based upon (among other factors) Stifel Nicolaus’ overall investment banking revenues.

Our investment rating system is three tiered, defined as follows:

BUY -We expect this stock to outperform the S&P 500 by more than 10% over the next 12 months. For higher-yielding equities such as REITs and Utilities, we expect a total return in excess of 12% over the next 12 months.

HOLD -We expect this stock to perform within 10% (plus or minus) of the S&P 500 over the next 12 months. A Hold rating is also used for those higher-yielding securities where we are comfortable with the safety of the dividend, but believe that upside in the share price is limited.

SELL -We expect this stock to underperform the S&P 500 by more than 10% over the next 12 months and believe the stock could decline in value.

Of the securities we rate, 38% are rated Buy, 57% are rated Hold, and 5% are rated Sell.

Within the last 12 months, Stifel, Nicolaus & Company, Inc. or an affiliate has provided investment banking services for 12%, 17% and 9% of the companies whose shares are rated Buy, Hold and Sell, respectively.

Additional Disclosures

STIFEL NICOLAUS ACTED AS FINANCIAL ADVISOR TO MAXIMUS, INC. IN CONNECTION WITH ITS SALE OF ITS CORRECTIONS SERVICES BUSINESS TO PROVIDENCE SERVICE CORPORATION.

STIFEL, NICOLAUS & COMPANY, INC. PROVIDED FINANCIAL ADVISORY SERVICES TO GESTALT, LLC IN CONNECTION WITH ITS PENDING ACQUISITION BY ACCENTURE LTD.

Please visit the Research Page at www.stifel.com for the current research disclosures applicable to the companies mentioned in this publication that are within Stifel Nicolaus’ coverage universe. For a discussion of risks to target price please see our stand-alone company reports and notes for all Buy-rated stocks.

The information contained herein has been prepared from sources believed to be reliable but is not guaranteed by us and is not a complete summary or statement of all available data, nor is it considered an offer to buy or sell any securities referred to herein. Opinions expressed are subject to change without notice and do not take into account the particular investment objectives, financial situation or needs of individual investors. Employees of Stifel, Nicolaus & Company, Inc. or its affiliates may, at times, release written or oral commentary, technical analysis or trading strategies that differ from the opinions expressed within.

Stifel, Nicolaus & Company, Inc. is a multi-disciplined financial services firm that regularly seeks investment banking assignments and compensation from issuers for services including, but not limited to, acting as an underwriter in an offering or financial advisor in a merger or acquisition, or serving as a placement agent in private transactions. Moreover, Stifel Nicolaus and its affiliates and their respective shareholders, directors, officers and/or employees, may from time to time have long or short positions in such securities or in options or other derivative instruments based thereon.

These materials have been approved by Stifel Nicolaus Limited, authorized and regulated by the Financial Services Authority (UK), in connection with its distribution to professional clients and eligible counterparties in the European Economic Area. (Stifel Nicolaus Limited home office: London +44 20 7557 6030.) No investments or services mentioned are available in the European Economic Area to retail clients or to anyone in Canada other than a Designated Institution. This investment research report is classified as objective for the purposes of the FSA rules. Please contact a Stifel Nicolaus entity in your jurisdiction if you require additional information.

Additional Information Is Available Upon Request

© 2008 Stifel, Nicolaus & Company, Inc. One South Street Baltimore, MD 21202. All rights reserved.